Exhibit 3.1

To

Teradyne International Holdings B.V.

Basisweg 10, 1043AP

Amsterdam, the Netherlands

To the attention of: Ms. Manuela Fumagalli and Ms. Margot Elisabeth A. van Looveren,

Via e-mail to: manuela.fumagalli@teradyne.com; margot.vanlooveren@teradyne.com; (Managing Directors A); and

To the attention of: Mextrust B.V. and PhastabeWEK B.V. (Managing Directors B)

Via e-mail to proxy holders: Ms Quirine Schüller and Mr. Devi Aujla: Quirine.Schuller@intertrustgroup.com; Devi.Aujla@intertrustgroup.com

Teradyne, Inc.

600 Riverpark Drive, 01864

North Reading, MA (U.S.)

To the attention of Mr. Gregory S. Smith

Via e-mail to:gregory.smith@teradyne.com

Re - Investment Agreement - Proposal

Cernusco Lombardone, November 7, 2023

Dear Sirs,

We refer to our recent discussions and agreements to submit our proposal of investment agreement to be entered into by Technoprobe S.p.A., T-PLUS S.p.A., Teradyne International Holdings B.V. and, for the sole purpose of guaranteeing the payment obligations of Teradyne International Holdings B.V., Teradyne, Inc.

* * *

TABLE OF CONTENTS

1		DEFINITIONS AND INTERPRETATION	3
	1.1	Definitions	3
	1.2	Interpretation	10
2		PURPOSE OF THIS AGREEMENT	12
3		SALE AND PURCHASE OF THE ON-SALE SHARES	12
4		PRE-CLOSING ACTIVITIES	12
	4.1	BoD resolution on the Reserved Capital Increase	12
	4.2	Interim management	13
5		CONDITIONS PRECEDENT TO CLOSING	14
	5.1	List of the Conditions Precedent	14
	5.2	Obligations of the Parties with respect to the fulfilment of the FDI Condition	15
	5.3	Obligations of the Parties with respect to the fulfilment of the HSR Act Condition	16
	5.4	Other obligations of the Parties with respect to the fulfilment of all the Conditions Precedent	17
	5.5	Longstop Date and termination of the Agreement	17
6		CLOSING	17
	6.1	Closing actions	18
	6.2	Appointment of the Investor’s Observer or the Investor’s Designee at Closing	19
7		POST-CLOSING UNDERTAKING	20
8		GOVERNANCE OF TECHNOPROBE AND LOCK-UP UNDERTAKING	20
9		TECHNOPROBE REPRESENTATIONS AND WARRANTIES	20
	9.1	Organization and standing	20
	9.2	Authorization and capacity	20
	9.3	No conflict	20
	9.4	Share capital	21
	9.5	Corporate books and accounting records	21
	9.6	Financial Statements	21
	9.7	No brokers	21
	9.8	No omission of material disclosure	21
	9.9	Compliance with Laws and permits	21
	9.10	No Sanctions Target	22
	9.11	Sanctions Laws and Regulations	22
	9.12	No inside information under delay in the disclosure	22
10		T-PLUS REPRESENTATIONS AND WARRANTIES	22
	10.1	General authority	22
	10.2	Authorization	23
	10.3	No conflict	23
	10.4	Ownership of the On-sale Shares	23
	10.5	No brokers	23
11		INVESTOR’S REPRESENTATIONS AND WARRANTIES	23
	11.1	General authority	23
	11.2	Authorization	23
	11.3	No conflict	24
	11.4	Financial soundness	24
	11.5	No brokers	24
12		NATURE OF THE REPRESENTATIONS AND WARRANTIES	24
13		INDEMNIFICATION OBLIGATIONS	25
	13.1	General provisions	25
	13.2	Indemnification procedure	25
	13.3	Time limitation	25
14		MISCELLANEA	25
	14.1	Survival	25
	14.2	Payments and penalty interest	26
	14.3	Entire agreement	26
	14.4	Notices	26
	14.5	Severability	28
	14.6	Further assurances	28

	14.7	Changes in writing	28
	14.8	Confidentiality and announcements	28
	14.9	Costs, expenses and taxes	30
	14.10	Remedies and waivers	30
	14.11	Tolerance	30
	14.12	No joint liability	30
	14.13	Identification	31
	14.14	Applicable Law	31
	14.15	Disputes	31
	ANNEX A		32
	INVESTOR’S RIGHTS AND INVESTOR’S LOCK-UP		32
1		GENERAL PRINCIPLES OF CORPORATE GOVERNANCE	32
2		INVESTOR’S APPOINTMENT RIGHT	32
	2.1	Terms and procedure	32
	2.2	Resignation and replacement of directors	33
	2.3	Removal of the Investor’s Designee	34
3		OTHER INVESTOR’S RIGHTS	34
4		LOCK-UP UNDERTAKING	35
5		DURATION	37

INVESTMENT AGREEMENT

This investment agreement (the “Agreement”) is entered into by and among:

(A)

Technoprobe S.p.A., a company incorporated in Italy with registered office at Via Cavalieri di Vittorio Veneto 2, 23870 Cernusco Lombardone (LC), Italian tax code, registration number with the companies’ register of Como-Lecco and VAT number 02272540135, REA no. LC-283619, share capital equal to Euro 6,010,000, fully paid-in, represented by Stefano Felici in his capacity as Chief Executive Officer, duly empowered by virtue of a resolution of the board of directors (“Technoprobe”);

and

(B)

T-PLUS S.p.A., a company incorporated in Italy with registered office at Via Meravigli 8, 20123 Milan (MI), Italian tax code and registration number with the companies’ register of Milan-Monza-Brianza-Lodi 10114050965, VAT number 10114050965, REA no. MI-2506117, share capital equal to Euro 20,000,000, fully paid-in, represented by Cristiano Alessandro Crippa in his capacity as Executive Vice President of the Board of Directors, duly empowered by virtue of a resolution of the board of directors (“T-PLUS”);

and

(C)

Teradyne International Holdings BV, a company fully owned by Teradyne Inc., incorporated under the laws of the Netherlands, with registered office at Basisweg 10, 1043AP Amsterdam, registered with the Business Register of the Netherlands (Handelsregister) under no. 34288287, represented by its managing directors and, in particular, by: (a) Ms. Manuela Fumagalli; (b) Ms. Margot Elisabeth A. van Looveren; (c) Mextrust B.V.; and (d) PhastabeWEK B.V., both represented by Ms. Quirine Schüller and Mr. Devi Aujla, duly empowered by virtue of a resolution of the board of directors (“Teradyne International” or the “Investor”);

and

(D)

Teradyne Inc., a company incorporated under the laws of Massachusetts (US), with registered office at 600 Riverpark Drive, 01864, North Reading, MA, identification number with the Secretary of the Commonwealth of Massachusetts 042272148, represented by Mr. Gregory S. Smith, in his capacity as President and CEO, duly empowered by virtue of a resolution of the board of directors (“Teradyne Inc.”);

(Technoprobe, T-PLUS and Teradyne International, collectively, the “Parties” and each, individually, a “Party”).

Whereas:

A.

Technoprobe is a leading company in the design and manufacture of electro- mechanical interfaces (so called “Probe Cards”) for testing the operation of chips. Its products are used in digital data and 5G, IoT, data center, automotive and self-driving car, telecommunications and media, industry and aerospace, and consumer electronics applications;

B.

as of the Signing Date, the share capital of Technoprobe is made up of no. 601,000,000 (six hundred one million) ordinary Shares (as defined below), with no par value, which are all listed on the regulated market “Euronext Milan”, organized and managed by Borsa Italiana S.p.A.;

C.

T-PLUS is the actual controlling shareholder of Technoprobe, holding no. 408,050,000 (four hundred eight million fifty thousand) Shares, representing a percentage equal to 68% (sixty-eight percent) of the share capital of Technoprobe and 78% (seventy-eight percent) of the attached voting rights;

D.

Teradyne International is a holding company for the business activities of the Teradyne’s group in Europe and it is fully owned by Teradyne Inc., a US company which designs, develops, manufactures, and sells automation equipment for test and industrial applications. In particular, Teradyne Inc. provides wireless test solutions for the development and manufacturing of wireless devices and whose solutions and services are used to test semiconductors, wireless products, data storage, and complex electronics systems in the consumer electronics, wireless, automotive, and aerospace and defense industries;

E.

on April 6, 2023, the extraordinary general meeting of Technoprobe resolved, inter alia, to grant the Board of Directors with the proxy, to be exercised one or more times, to increase the share capital for a maximum amount of Euro 600,000.00 (six hundred thousand/00), by issuing a maximum of no. 60,000,000 (sixty million) Shares also with exclusion or limitation of the pre-emptive rights and option rights of the shareholders, pursuant to article 2441, paragraphs 4, 5 and 8, of the ICC (the “BoD Delegation”);

F.

on August 18, 2023, Teradyne Inc. and Technoprobe entered into a confidentiality agreement (the “Confidentiality Agreement”) setting forth, inter alia, the terms and conditions upon which access has been granted to the information concerning the two parties thereto, necessary to evaluate the Transaction (as defined below);

G.

on September 5, 2023, Teradyne Inc. and Technoprobe exchanged a non-binding letter of intent (the “LOI”) outlining (i) the main terms and conditions of the possible acquisition by Teradyne Inc. (directly or through a fully owned Affiliate) of a minority stake representing 10% (ten percent) of the share capital of Technoprobe (the “Minority Stake”), either from T-PLUS, through an off-market transaction, or directly from Technoprobe, through the subscription of newly issued Shares, or by a combination of the two modalities (the “Acquisition of the Minority Stake”); (ii) the main terms and conditions of the acquisition by Technoprobe of the branch of business known as “Device Interface Solutions” organized by Teradyne Inc. and certain of its subsidiaries worldwide (the “DIS Acquisition”); and (iii) the establishing of a long-lasting non-exclusive business support and co-development relationship between Teradyne Inc. and Technoprobe (and/or their respective Affiliates) to further the growth of the tester related business in both companies;

H.

moreover, as part of the Acquisition of the Minority Stake, the LOI provided that, as long as Teradyne Inc. held a number of Shares representing not less than 8% (eight percent) of the share capital of Technoprobe, the Investor would have the right to appoint a non-executive member of the BoD (as defined below);

I.

in the context of (and for the purpose of achieving) the Acquisition of the Minority Stake, T-Plus has shown its willingness to sell to the Investor a portion of its Shares representing 2% (two percent) of the share capital of Technoprobe (post-money);

J.

on the date hereof, simultaneously with the entering into of this Agreement, Teradyne Inc. and Technoprobe, agreed to enter into an assets transfer agreement governing the terms, conditions and timing for the implementation of the DIS Acquisition, including the rights and obligations of the parties thereto in this respect, and all other connected and required actions (the “DIS Business Agreement”);

K.

Teradyne Inc. enters into this Agreement for the sole purpose of guaranteeing the payment obligations of Teradyne International arising from Paragraph 6.1.1 and Article 13, pursuant to Article 1936 and ff. of the ICC, and not as a party thereto;

L.

by entering into this Agreement the Parties intend to regulate the terms and conditions of – and the respective rights and obligations in relation to – the Acquisition of the Minority Stake and T-PLUS, and Teradyne International intend to set out certain governance rights of the Investor as well as certain restrictions to the transferability of its Minority Stake (the “Transaction”).

* * *

Now therefore, in the light of the foregoing, it is hereby agreed as follows:

1	DEFINITIONS AND INTERPRETATION

1.1	Definitions

In addition to the terms and expressions elsewhere defined in this Agreement, the following terms and expressions, if used in this Agreement with capitalized initials, shall have the meanings ascribed to them below:

“Acquisition of the Minority Stake”	shall have the meaning given to it in Whereas G;

“Affiliate”	in case of a specified Person which is a body corporate, the Person that directly or indirectly Controls, is Controlled by, or is under common Control with that specified Person;

“Antitrust Division”	shall have meaning given to it in Paragraph 5.3.1(ii);

“Antitrust Law”

shall mean the HSR Act and any other Law that is designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition;

“Authority”

shall mean any multinational, supranational, national (including CONSOB, Borsa Italiana S.p.A. and the Presidency of the Council of Ministers (Presidenza del Consiglio dei Ministri)), federal, state, regional, federated, provincial or local governmental or public authority, regulator, entity, self-regulatory organization, commission, agency or any political subdivision thereof, including without limitation any agency, bureau instrumentality, division, department, court, tribunal, arbitral tribunal or other body (in each case having jurisdiction over any of Parties for the purposes of this Agreement);

“BoD”	shall mean the board of directors of Technoprobe;

“BoD Delegation”	shall have the meaning given to it in Whereas E;

“Business Day”	shall mean a day (other than a Saturday or a Sunday, or a national holiday), on which banks are open for business in Milan (Italy), Luxembourg and London (United Kingdom);

“By-laws”	shall mean the by-laws of Technoprobe in force from time to time;

“Closing”

shall mean the execution and exchange of all documents and agreements and the performance and consummation of all obligations, actions and transactions which require respectively to be executed and exchanged, performed and consummated on the Closing Date pursuant to this Agreement;

“Closing Date”

shall mean either:

(i) the first Business Day immediately following the end of the Closing Reference Month, if the latest of the Conditions Precedent is fulfilled (or, to the extent permitted, waived in writing in accordance with Paragraph 5.1.2) prior to the 7th (seventh) Business Day before the end of the Closing Reference Month; or

(ii)  the first Business Day following the end of Teradyne Inc.’s fiscal month immediately following the Closing Reference Month, if the latest of the Conditions Precedent is fulfilled (or, to the extent permitted, waived in writing in accordance with Paragraph 5.1.2) on or after the 7th (seventh) Business Day before the end of the Closing Reference Month;

“Closing Reference Month”	shall mean Teradyne Inc.’s fiscal month on which the latest of the Conditions Precedent is fulfilled (or, to the extent permitted, waived in writing in accordance with Paragraph 5.1.2);

“Conditions Precedent”	shall have the meaning set forth in Paragraph 5.1.1;

“Confidential Information”	shall have the meaning set forth in Paragraph 14.8.1;

“Confidentiality Agreement”	shall have the meaning given to it in Whereas F;

“CONSOB”

shall mean the Italian Companies and Stock Exchange Commission (Commissione Nazionale per le Società e la Borsa), the supervisory Authority for the Italian financial products market, incorporated by Law no. 216 of June 7, 1974;

“Control”

(A) with respect to a Person that is subject to the Laws of Italy, shall have the meaning set forth in article 2359, first and second paragraphs, of the ICC, and (B) with respect to a Person that is subject to the Laws of a jurisdiction other than Italy, shall mean a situation where, according to the relevant Law, a Person (the “controlling” Person) (i) owns, whether directly or indirectly, the majority of the voting securities of another Person (the “controlled” Person), or (ii) has, directly or indirectly, the power to direct or cause the direction of the management policies of the controlled Person, through the ownership of voting securities, by contract, as trustee, nominee or executor, or through any further means which entitle the controlling Person to exercise a dominant influence on the controlled Person, it being understood that this definition shall be deemed to apply also to cases where the controlling Person is a physical person or an entity other than a body corporate; the expression “to Control”, as well as the terms “Controlled”, “Controlling” and “common Control” shall be construed accordingly;

“Dilutive Transaction”	shall have the meaning set forth in Paragraph 2.3.2 of Annex A to this Agreement;

“DIS Acquisition”	shall have the meaning set forth in Whereas G;

“DIS Business Agreement”	shall have the meaning set forth in Whereas J;

“DIS Conditions”	shall mean the conditions precedent to the consummation of the DIS Acquisition set forth in Clause 6.3.1, point (i), (ii) and (iii) of the DIS Business Agreement;

“Euro”	shall mean the currency of the Republic of Italy that, at the time of this Agreement, constitutes legal tender for the payment of public and private debts therein;

“FDI Condition”	shall have the meaning given to it in Paragraph 5.1.1;

“Financial Statements”

shall mean, collectively:

(i) the annual consolidated financial statements (bilancio consolidato) and the stand-alone financial statements (bilancio civilistico) of Technoprobe as of December 31, 2022, approved by the GM held on April 6, 2023;

(ii)  the annual consolidated financial statements (bilancio consolidato) and the stand-alone financial statements (bilancio civilistico) of Technoprobe as of December 31, 2021, approved by the GM held on April 29, 2022;

(iii)  the half-yearly consolidated financial statements (relazione finanziaria semestrale) of Technoprobe as of June 30, 2023, approved by the BoD meeting held on August 9, 2023; and

(iv) the half-yearly consolidated financial statements (relazione finanziaria semestrale) of Technoprobe as of June 30, 2022, approved by the BoD meeting held on September 27, 2022;

“Foreign Direct Investment Clearance”

shall mean a decision, adopted pursuant to applicable Laws, by the Presidency of the Council of Ministers (Presidenza del Consiglio dei Ministri), unconditionally authorizing the Transaction or declaring it not subject to the application of the Foreign Direct Investment Legislation, or the elapse of the deadline set forth by the Foreign Direct Investment Legislation for the aforesaid Authority to rule on the Transaction, without any such ruling being issued;

“Foreign Direct Investment Legislation”

shall mean, collectively, Law Decree no. 21 of March 15, 2012 (as converted, with amendments, into law no. 63 of May 11, 2012, and as subsequently amended), Regulation (EU) 2019/452 of March 19, 2019, Decree of the Presidency of the Council of Ministers (Presidenza del Consiglio dei Ministri) no. 179 of December 18, 2020, Decree of the Presidency of the Council of Ministers (Presidenza del Consiglio dei Ministri) no. 133 of August 1, 2022, and any other connecting or implementing Law;

“FTC”	shall have meaning given to it in Paragraph 5.3.1(ii);

“GM”	shall mean the general meeting of the shareholders of Technoprobe;

“HSR Act”	shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended;

“HSR Act Condition”	shall have the meaning given to it in Paragraph 5.1.1(ii).

“ICC”	shall mean the Italian civil code, approved by the Royal Decree, dated March 16, 1942, no. 262, as subsequently amended;

“ICCP”	shall have the meaning given to it in Paragraph 1.2(xiii);

“Indemnifiable Parties”	shall have the meaning given to it in Paragraph 13.1.1;

“Indemnifying Party”	shall have the meaning given to it in Paragraph 13.1.1;

“Independent Director”	shall mean a director fulfilling the independence requirements set forth under Article 148, paragraph 3 of the TUF and the Italian corporate governance code promoted by Borsa Italiana S.p.A.

“Investor”	shall have the meaning given to it in the Preamble above;

“Investor’s Appointment Right”	shall have the meaning given to it in Paragraph 2.1.1 of Annex A to this Agreement;

“Investor’s Designee”	shall have the meaning set forth in Paragraph 2.1.2 of Annex A to this Agreement;

“Investor’s Observer”	shall have the meaning set forth in Paragraph 6.2.1(ii);

“Investor’s Representations and Warranties”	shall have the meaning given to it in Article 10;

“Law”	shall mean any law, regulation, decree and/or any other “act and/or order” (having the status of a Law according to Italian Law) of the competent Authorities;

“Lien”

shall mean any diritto reale, diritto reale di garanzia, diritto reale di godimento, diritto personale di godimento, as well as any similar contractual rights, conditional sale, or other title retention right, including, but not limited to, any mortgage, pledge, security interest, lien, claim, charge, encumbrance, hypothecation, easement, pre-emption right, option or any agreement to create any of the above;

“Liquidation or Restructuring Proceeding”

shall mean any of the following:

(i) bankruptcy or any other insolvency proceedings contemplated by Italian Law including, without limitation, arrangements with creditors (prior to any declaration of insolvency), bankruptcy arrangements with creditors, compulsory administrative liquidation, extraordinary administration procedures for large insolvent companies, composition, assignment or similar arrangements with any creditors, including, without limitation the procedures under Legislative Decree no. 14 dated 12 January 2019 and the cessione dei beni ai creditori pursuant to article 1977 of the ICC;

(ii)  any bankruptcy or other insolvency proceedings contemplated by a Law other than the Italian Law, applicable to the Parties;

(iii)  appointment of a liquidator, a receiver or a supervisor of a voluntary arrangement, or any formal step towards appointing such Person;

(iv) a meeting of any competent body corporate, or any other steps, to approve a composition, compromise, moratorium, scheme or other similar arrangement with the creditors or any of them; and

(v)   the dissolution, or the removal from the relevant companies’ register, or the ceasing to exist (whether or not being capable of reinstatement or reconstitution), or the application for being struck off the relevant Companies’ Register;

“Lock-up Period”	shall have the meaning given to it in Paragraph 4.1 of Annex A to this Agreement;

“Lock-up Undertaking”	shall have the meaning given to it in Paragraph 4.1 of Annex A to this Agreement;

“LOI”	shall have the meaning given to it in Whereas G;

“Longstop Date”	shall have the meaning given to it in Paragraph 5.5Errore. L’origine riferimento non è stata trovata.;

“Loss”

shall mean, with respect to a specified Person, any and all losses, liabilities, damages, awards, judgments, deficiencies, penalties, fees, amounts paid in settlement, costs, expenses and other disbursements suffered or incurred by that Person, recoverable according to article 1223 of the ICC (but excluding any indirect, punitive or consequential damages);

“MAR”	shall have the meaning set forth in Paragraph 14.8.4;

“Material Adverse Effect”

shall mean any occurrence, fact, circumstance, change, event, or development (each, an “Effect”) that, individually or in the aggregate, has or reasonably could be expected to have individually or in the aggregate a material adverse effect on (i) the business, assets, financial condition, or results of operations of the Technophobe Group, taken as a whole, or (ii) the ability of Technophobe to timely consummate the transactions contemplated by this Agreement on the terms and conditions stated herein, provided however that “Material Adverse Effect” shall not include any Effect to the extent arising out of or attributable to: (a) general economic, business, or market conditions; (b) changes in financial, banking, or securities markets, including changes in interest rates or exchange rates; (c) changes in laws or regulations; (d) acts of war, armed hostilities (including the ongoing conflicts in Ukraine and Israel and any escalations related thereto), terrorism, or natural disasters; (e) any changes in the trading volume or market price of Technoprobe’s securities; (f) any failure by Technoprobe to meet any internal or published projections, forecasts, or revenue or earnings predictions (provided that the causes underlying such failures may be considered in determining whether a Material Adverse Effect has occurred); (g) any actions taken, or omitted to be taken, with the express written consent of the Investor, except in the case of clauses (a), (b), (c) and (d) above to the extent such Effect has a materially disproportionate effect on the Technoprobe Group, taken as a whole, compared with other Persons operating in the industries in which the Technoprobe Group operates, in which case only the incremental material disproportionate impact or impacts may be considered in determining whether there has been a “Material Adverse Effect”;

“Minority Stake”	shall have the meaning given to it in Whereas G;

“Newly Issued Shares”	shall have the meaning given to it in Paragraph 2(i);

“Newly Issued Shares Consideration”	shall have the meaning given to it in Paragraph 4.1.1;

“Notice Period”	shall have the meaning given to it in Paragraph 5.3 of Annex A to this Agreement;

“Notice of Termination”	shall have the meaning given to it in Paragraph 5.3 of Annex A to this Agreement;

“On-sale Shares”	shall have the meaning given to it in Paragraph 2(i);

“On-sale Shares Consideration”	shall have the meaning given to it in Paragraph 3.1.2(ii);

“Party” and “Parties”	shall have the meaning given to it under the Preamble above;

“Penalty Interests”	shall mean interests at a rate per annum equal to 6-months EURIBOR plus 150 (one hundred and fifty) basis points, calculated on an annual basis and accrued day by day on a compounded basis;

“Person”

shall mean any natural person, general or limited partnership, consortium, corporation, limited liability company, limited liability partnership, firm, association or organization or other legal entity;

“Related Party Transaction”

shall have the meaning ascribed to it in the Regulation on related parties transactions adopted by Consob with resolution no. 17221 of March 12, 2010, as subsequently amended and supplemented (the “Consob RPT Regulation”);

“Relevant Threshold”	shall have the meaning given to it in Paragraph 2.1.1 of Annex A to this Agreement;

“Remedies”	shall have the meaning given to it in Paragraph 5.2.3;

“Representations and Warranties”	shall have the meaning given to it in Article 12;

“Reserved Capital Increase”	shall have the meaning given to it in Paragraph 4.1.1;

“RPT Procedure”	shall have the meaning given to it in Paragraph 4.2.1(iii);

“Sanctions Laws and Regulations”

shall mean the economic, financial and trade sanctions laws, regulations, embargoes or restrictive measures administered, enacted or enforced by (i) the United States, (ii) the United Nations, (iii) the European Union and its Member States, (iv) the United Kingdom, or any other Sanctions Authority in a jurisdiction of relevance, and the respective governmental institutions and agencies of any of the foregoing, including, without limitation, the Office of Foreign Assets Control of the US Department of Treasury (OFAC) and the United States Departments of State and Commerce, to the extent applicable to Technoprobe;

“Sanctions Target”

shall mean (i) any country or territory that is the subject of country-wide or territory-wide Sanctions Laws and Regulations (being as of the date hereof, Cuba, Ukraine’s oblasts of Donetsk, Kherson, Luhansk and Zaporizhzhia, Iran, North Korea and Syria, each an “Embargoed Jurisdiction”); (ii) a person or entity that is located in, operating from or organized under the laws of an Embargoed Jurisdiction; or (iii) a person or entity that is identified on, or is owned 50% or more by or otherwise controlled by or acting on behalf of one or more persons or entities identified on, the list of “Specially Designated Nationals and Blocked Persons” maintained by the Office of Foreign Assets Control of the US Department of Treasury (OFAC), the European Union Consolidated List of Financial Sanctions or any other similar list maintained by any Sanctions Authority;

“SEC”	shall have the meaning given to it in Paragraph 14.8.5

“Share”	shall mean any shares (of any class and category) at any time issued by Technoprobe;

“Signing Date”	shall mean the date of signature of this Agreement by all Parties, as such date is indicated in the initial page hereof;

“Subscription Price”	shall have the meaning given to it in Paragraph 4.1.1;

“Tax”

shall mean any and all Italian or foreign direct or indirect taxes (imposte dirette o indirette, including without limitation VAT - imposta sul valore aggiunto and registration tax) and duties, as well as any social security charges, together with all interest, penalties thereto, or any additional amounts imposed by any Tax Authority and among other things, corporation tax, advance corporation tax, income tax (including income tax or amounts on account of income tax required to be deducted or withheld from or accounted for in respect of any payment), capital gains tax, registration tax, development land tax, inheritance tax, capital duty, stamp duty, duties of customs and excise, all taxes, duties or charges replaced by or replacing any of them or their equivalent, and any payment whatsoever having failed to be discharged in respect thereof, together with all penalties, charges and interest relating to any of the foregoing or to any late or incorrect return in respect of any of them;

“Technoprobe”	shall have the meaning given to it in the Preamble above;

“Technoprobe Group”	shall mean Technoprobe and its controlled Affiliates;

“Technoprobe Representations and Warranties”	shall have the meaning given to it in Article 9;

“Teradyne Inc.”	shall have the meaning given to it in the Preamble above;

“Teradyne International”	shall have the meaning given to it in the Preamble above;

“Transaction”	shall have the meaning given to it in Whereas L;

“TUF”	shall have the meaning set forth in Paragraph 14.8.4(i);

“T-PLUS”	shall have the meaning given to it in the Preamble above;

“T-PLUS Representations and Warranties”	shall have the meaning given to it in Article 10;

“2024 GM”

shall mean the GM, to be convened in due course and in accordance with the applicable provisions and timeline set forth in the ICC, for, among other things, (a) the approval of the annual stand-alone and consolidated financial statements of Technoprobe for the fiscal year ending on December 31, 2023 and (b) the appointment of the new BoD upon expiry of the office of the current BoD.

1.2	Interpretation

The following provisions shall apply in connection with the interpretation of this Agreement:

(i)	all references in this Agreement to any “Article”, “Paragraph” and/or “item” are to the corresponding article, paragraph and/or item, respectively, of this Agreement unless otherwise specified herein;

(ii)	any reference in this Agreement to a gender shall include all genders, and words and expressions imparting the singular number only shall be deemed to include the plural and vice versa;

(iii)

the words “hereof”, “herein” and “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision hereof, unless the context otherwise requires;

(iv)	the words “include”, “included”, “including”, “in particular” and their cognates shall not be interpreted as words of limitation;

(v)	the recitals to this Agreement shall be construed with and as an integral and binding part of this Agreement;

(vi)

the Annexes to this Agreement shall be construed with and as an integral and binding part hereof to the same extent as if such Annexes had been set forth verbatim herein. Except as otherwise expressly provided in this Agreement, any item set forth in the Annexes for any purpose hereunder shall be deemed to have been disclosed solely in response to the specific provision of this Agreement in respect of which the disclosure is made and such disclosure shall be irrelevant and without effect in respect of all the remaining provisions of this Agreement;

(vii)

the division of this Agreement and the Annexes into articles, paragraphs, sub-paragraphs, items and any other subdivisions and the insertion of the clause headings, use of bold or italic type are for convenience of reference only and shall not affect the construction of this Agreement and the Annexes;

(viii)

where an Italian term or expression has been added in parentheses after an English term or expression in this Agreement, the Italian term shall be conclusive in interpreting the relevant English term whenever such term is used in this Agreement. Subject as aforesaid, references to any Italian legal term or concepts in parentheses after an English term or expression in this Agreement shall, in respect of any jurisdiction other than Italy, be construed as references to the term or concept which most nearly corresponds to it in that jurisdiction;

(ix)

any reference to a claim includes any and all disputes, litigation, claims, actions, suits, demands, proceedings, investigations, inquiry by any third party (including any Authority) and/or any decision, order, provision, assessment, judgments or awards whatsoever, arbitration, inquiry, hearing, tribunal proceeding, administrative litigations or governmental investigation as incurred;

(x)	any reference to any Law contained in this Agreement, shall be to the Law in force as of the date of this Agreement;

(xi)

any reference in this Agreement to an obligation of a Party to undertake an, procure or cause another Person to comply with an, or fulfil an, obligation shall be construed as an obligation under article 1381 of the ICC (Promessa dell’obbligazione o del fatto del terzo) for all the purposes and implications that such an obligation has;

(xii)

any reference in this Agreement to an obligation to use “best efforts”, “reasonable efforts”, or expression of similar import, shall not give rise to an obligation on the part of either Party to assume material expenditure to achieve the intended result or require either Party to take any action which would likely have such a detrimental effect on the current or future development of the business of that Party that it would be unreasonable to expect that Party to take it;

(xiii)

any reference in this Agreement to a “day” or number of “days”, without the explicit qualification of Business Day(s), will be interpreted as a reference to a calendar day or number of calendar days. When calculating the period of days before which, by which or following which any act is to be done or any step is to be taken under this Agreement, the day that is the reference date in calculating such term will be excluded. If the last day of the relevant term is not a Business Day, the relevant term will end on the next following Business Day. Unless otherwise expressly provided for, any period of time expressed in months will be calculated in accordance with article 2963, fourth and fifth paragraphs of the ICC;

(xiv)

reference to a judgement, award, assessment, adjudication or similar provision by any Authority being final, definitive and/or non-appealable shall imply that any such judgement, award, assessment, adjudication, or similar provisions by any Authority shall not be subject to any appeal, challenge, revocation, annulation, with the exclusion of the revocation appeal, pursuant to articles 395 and seq. of the Royal Decree no. 1443 of October 28, 1940 as amended (the “ICCP”), the third party appeal pursuant to articles 404 and ff. of ICCP and the annulment by way of self-revocation by the Authority (annullamento in autotutela); and

(xv)

any reference to the share capital of Technophobe being “pre-money” or “post-money” is intended to the share capital of Technophobe respectively prior to and following the full execution and completion of the Reserved Capital Increase.

2	PURPOSE OF THIS AGREEMENT

The purpose of this Agreement is to stipulate the rights and obligations:

(i)

of the Parties in relation to the Acquisition of the Minority Stake, which the Parties hereby agree that shall be carried out by means of: (a) the subscription by the Investor of no. 52,260,870 (fifty-two million two hundred sixty thousand eight hundred and seventy) Shares representing 8% (eight percent) of the share capital of Technoprobe post-money (the “Newly Issued Shares”), to be issued in the context of the Reserved Capital Increase, as better detailed in Paragraph 4.1, in consideration of the Newly Issued Shares Consideration; and (b) an off-market transaction between the Investor and T-PLUS consisting of the acquisition by the Investor of no. 13,065,217 (thirteen million sixty-five thousand two hundred and seventeen) Shares currently held by T-Plus, representing 2% (two percent) of the share capital of Technoprobe post-money (the “On-sale Shares”) in exchange for the On-sale Shares Consideration, as better detailed in Article 3, in each case subject to fulfilment (or waiver, to the extent applicable) of the Conditions Precedent; and

(ii)

of T-PLUS and Teradyne International in relation to certain rules of corporate governance in connection with the investment of the latter into Technoprobe, as well as certain restrictions to the transferability by the Investor of the Minority Stake, as better detailed in Annex A to this Agreement, the effectiveness of which is subject to the full and effective occurrence of the Closing.

3	SALE AND PURCHASE OF THE ON-SALE SHARES

3.1.1

The Investor irrevocably agrees and accepts, on the terms and subject to the conditions of this Agreement, to purchase from T-PLUS, and T-PLUS irrevocably agrees and accepts to sell to the Investor, at the Closing Date all of the legal and beneficial ownership of the On-sale Shares.

3.1.2	According to the above:

(i)

T-PLUS shall transfer full legal and beneficial title to the On-sale Shares to the Investor with full title guarantee and free from all Liens, with all rights now or in the future attaching to them, including the right to receive all dividends, distributions or any return of capital declared, made or paid on or after the Signing Date;

(ii)

in consideration for such sale and purchase of the On-sale Shares, the Investor shall pay to T-PLUS an amount equal to Euro 96,186,127.55 (ninety six million one hundred eighty six thousand one hundred twenty seven point fifty five), corresponding to the number of such On-sale Shares multiplied by the Subscription Price (the “On-sale Shares Consideration”). The Parties agree that the On-sale Shares Consideration shall not be subject to any adjustment and/or variation whatsoever.

4	PRE-CLOSING ACTIVITIES

4.1	BoD resolution on the Reserved Capital Increase

4.1.1

Within 10 (ten) Business Days from the Signing Date, T-PLUS and Technoprobe – each within its respective competence and powers – shall take all necessary steps (including, when required, by procuring that the members of the BoD cast their vote to the maximum extent permitted under applicable Law, but excluding any independent director and subject to fiduciary duties) in order for a BoD meeting (a) to be duly convened before a Notary Public selected by Technoprobe, (b) to be validly held, and (c) to resolve – in execution of the BoD Delegation – upon a share capital increase of Technoprobe (the “Reserved Capital Increase”), to be carried out through the issuance of a number of shares of Technoprobe corresponding to the Newly Issued Shares, to be reserved for subscription to the Investor, at a price per Share equal to Euro 7.362 (seven point three hundred sixty two) (the “Subscription Price”), determined by the Parties on the basis of the volume weighted average trading price of the Shares during the 3 (three)-months period before the Signing Date, for an aggregate amount of Euro 384,744,524.94 (three hundred eighty four million seven hundred forty four thousand five hundred twenty four point ninety four) corresponding to the number of such Newly Issued Shares multiplied by the Subscription Price (the “Newly Issued Shares Consideration”). It is hereby acknowledged and agreed that, pursuant to article 2441, paragraph 4, second sentence, of the ICC and article 158, paragraph 1, of the TUF, (i) the resolution of the BoD meeting will be supported by an auditors’ report confirming that the Subscription Price corresponds to the market value of the Shares and (ii) to this purpose, the explanatory report required by article 2441, paragraph 4, of the ICC will be prepared and transmitted by the BoD to the auditing company in adequate advance of the abovementioned meeting of the BoD and in any case within the terms provided by the Law. The Parties agree that the Newly Issued Shares Consideration shall not be subject to any adjustment and/or variation whatsoever.

4.1.2

The Reserved Capital Increase will be subscribed and paid in by the Investor only upon fulfillment (duly ascertained as per Paragraph 5.2.4 with respect to the FDI Condition) of the Conditions Precedent. In particular, the notarial BoD resolution concerning the Reserved Capital Increase shall expressly provide that:

(i)	its effectiveness is subject to the fulfillment (or waiver in accordance with Paragraph 5.1.2) of the Conditions Precedent; and

(ii)

before the fulfillment (or waiver in accordance with Paragraph 5.1.2) of the Conditions Precedent, the Investor cannot subscribe the Reserved Capital Increase to the effect that any form of subscription of the Reserved Capital Increase – including, but not limited to, the payment of the Subscription Price – which occurs before the aforesaid fulfillment would be deemed void and as never occurred or accepted by Technoprobe, which in such case will return to the Investor the amount unduly paid (net of any wire-transfer costs/fees) and will not issue the Newly Issued Shares.

4.1.3	Timely after the BoD resolution referred to in Paragraph 4.1.1, Technoprobe shall:

(i)	make its best efforts in order for the Notary Public to promptly file with the Companies’ Register of Como-Lecco the minutes of the notarial BoD meeting;

(ii)	make available to the public the documentation relating to the Reserved Capital Increase in accordance with article 72 of the CONSOB Regulation no. 11971/1999; and

(iii)

proceed with any other applicable filings (including, without limitation, the filing of the new By-laws with CONSOB through the so called “Teleraccolta” portal as well as the updated amount of the share capital, number of Shares and total number of voting rights pursuant to Article 85-bis of CONSOB Regulation no. 11971/1999).

4.2	Interim management

4.2.1

Save as otherwise provided in this Agreement and/or as accomplished with the prior written consent of the Investor (which consent shall not be unreasonably delayed or withheld), during the period from the Signing Date to the Closing Date, T-PLUS and Technoprobe undertake -– each within its respective competence and powers – that:

(i)

no amendments are made to the By-laws which may prospectively affect the ownership and voting rights attached to the Minority Stake and no resolutions are passed by the GM which may determine the distribution of dividends or available reserves;

(ii)

no merger, demerger, spin-off or any other corporate transaction on the share capital of Technoprobe is carried out, except for infra-group reorganizations or other corporate transactions carried out within the Technoprobe Group only;

(iii)

no Related Party Transaction is carried out by Technoprobe or any of its controlled Affiliates which (I) is (a) an exempt transaction pursuant to Article 9 of the Procedure for related party transactions adopted by Technoprobe on March 21, 2023 (the “RPT Procedure”), unless such transaction is carried out by Technoprobe following the procedures envisaged for non-exempted transactions, and (b) is carried out with T-PLUS or any of its controlled Affiliates; or (II) has been subjected to the review of the related party committee of Technoprobe pursuant to the RPT Procedure and has received a negative opinion;

(iv)	no issuance of Shares is resolved by the BoD or the GM (other than the Reserved Capital Increase) and no Dilutive Transaction is approved or carried out;

(v)	no material changes are made by Technoprobe to the accounting principles as compared to the ones used in the preparation of the Financial Statements;

(vi)	Technoprobe does not agree or undertake to engage in any of the above activities.

5	CONDITIONS PRECEDENT TO CLOSING

5.1	List of the Conditions Precedent

5.1.1

Pursuant to, and for the purposes of, article 1353 of the ICC, the obligation of the Parties to execute the Closing is subject to the fulfilment (or waiver pursuant to Paragraph 5.1.2) of the following conditions precedent (collectively, the “Conditions Precedent”):

(i)	the obtainment of the Foreign Direct Investment Clearance (the “FDI Condition”);

(ii)	the expiration or termination of the waiting period (and any extension thereof) under the HSR Act (the “HSR Act Condition”);

(iii)	the fulfilment of all of the DIS Conditions by the relevant deadlines; and

(iv)	the absence of any Material Adverse Effect up to the Closing Date (included).

5.1.2

Both the FDI Condition and the HSR Act Condition are set for the common benefit of all Parties and cannot be waived by either of them. The Condition Precedent under Paragraph 5.1.1(iv) is set for the benefit of the Investor only and can be waived by the Investor by delivering to Technoprobe and T-PLUS an instrument in writing until (and including) the Closing Date. The DIS Conditions can only be waived in accordance with Paragraph 6.3.2 of the DIS Business Agreement.

5.2	Obligations of the Parties with respect to the fulfilment of the FDI Condition

5.2.1	The Parties agree that:

(i)

as soon as possible following the Signing Date, Teradyne Inc. or the Investor will prepare (at its own costs and expenses) and share with Technoprobe the application for the Foreign Direct Investment Clearance; and

(ii)

as soon as possible following the Signing Date and, in any case, within the deadline set forth by applicable Law, Teradyne Inc. or the Investor shall file the application for the Foreign Direct Investment Clearance with the competent Authority and shall provide the latter with any supplement to the application which such Authority may reasonably request during the processing of the application, provided that (a) the application for the Foreign Direct Investment Clearance will be jointly signed by Teradyne Inc. or the Investor and Technoprobe, and (b) any and all information and documentation concerning Technoprobe and/or T-PLUS reasonably requested by the competent Authority for the purposes of processing the application and/or by Teradyne Inc. or the Investor for the purposes of replying to further requests from the competent Authority, are timely delivered by Technoprobe and/or T-PLUS to Teradyne Inc. or the Investor.

5.2.2	Without prejudice to Paragraph 5.2.1:

(i)

the Parties shall refrain and shall procure that each of their Affiliates refrains, from taking any action, which might reasonably be expected to affect the fulfillment of the FDI Condition and shall, if any such action inadvertently has that effect, take such steps as may be necessary to resolve any issues identified with respect to any such action;

(ii)

Teradyne Inc. and/or the Investor (1) shall respond to any request for information from the competent Authority in relation to the Foreign Direct Investment Clearance promptly, and in any event, within the deadline recommended/imposed by same Authority; (2) shall promptly notify Technoprobe and T-PLUS of any material communication of the competent Authority in relation to the Foreign Direct Investments Clearance and provide copies to Technoprobe and T-PLUS (provided that any confidential or competitively sensitive information will be redacted at Teradyne Inc. and/or the Investor’s discretion); (3) keep Technoprobe and T-PLUS reasonably informed in advance of any material notification which Teradyne Inc. or the Investor proposes to submit to the competent Authority in relation to the Foreign Direct Investment Clearance; and (4) reasonably agree with Technoprobe, T-PLUS and their advisors on any further information or documentation to be provided if so requested by the competent Authority in relation to the Foreign Direct Investment Clearance to the extent that such information or documentation involves/relates to Technoprobe, T-PLUS or their respective Affiliates, it being understood that any commercially or legally sensitive information concerning Technoprobe and/or any of its Affiliates which is an “inside information” (informazione privilegiata) under the MAR can be notified to the competent Authority only subject to the prior written approval of Technoprobe.

5.2.3

Notwithstanding the other provisions of this Agreement, if the Foreign Direct Investment Clearance is granted by the competent Authority subject to conditions, undertakings and/or commitments or similar measures in relation to any shareholding/undertaking, or any business, activities or assets of Teradyne Inc. and/or Technoprobe and/or any of their respective Affiliates (hereinafter, the “Remedies”), then the Parties shall discuss in good faith how to satisfactorily address such Remedies without materially altering the economics of the Transaction, as well as the transactions contemplated by the DIS Business Agreement, or the operations of the Parties’ (and their Affiliates’) other businesses, it being understood that, if the Parties fail to reach an agreement on such Remedies within 30 (thirty) days of receipt of the notification from the FDI Authority, the FDI Condition shall be deemed not fulfilled, this Agreement shall automatically terminate, and as a consequence each Party shall be released in full from any and all obligations arising hereunder, except for any rights and obligations arising under Article 14 which shall continue to have effect notwithstanding this Paragraph 5.2.3.

5.2.4

The Investor undertakes to notify in writing to Technoprobe and T-PLUS the fulfillment of the FDI Condition (providing, together with such notice, the relevant support and proofing documentation) within and no later than 2 (two) Business Days of becoming aware of such fulfillment.

5.2.5

Technoprobe shall procure that one of its directors, duly empowered, on the basis of the documentation provided by the Investor pursuant to the Paragraph 5.2.4, within and no later than 5 (five) Business Days of receiving said documentation, file with the Companies’ Register of Como-Lecco, through the Notary Public, an ad hoc declaration certifying the fulfillment of the FDI Condition.

5.3	Obligations of the Parties with respect to the fulfilment of the HSR Act Condition

5.3.1	The Parties agree that:

(i)

each of them shall use all commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary under applicable Antitrust Law to consummate the Transaction, subject to Paragraph 5.3.2;

(ii)

as soon as possible following the Signing Date, each of the Parties shall file or cause to be filed with the Federal Trade Commission (the “FTC”) and the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”) a pre merger notification in accordance with the HSR Act with respect to the Transaction. Each of the Parties shall comply as promptly as practicable with any request for additional information and documentary material that may be issued pursuant to the HSR Act. To the extent permitted by Law, each of the Parties shall consult and cooperate with one another, and consider in good faith the views of one another, in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any Party in connection with proceedings under or relating to the HSR Act. Each of the Parties shall cooperate reasonably with each other in connection with the making of all such filings or responses;

(iii)	Teradyne International shall be responsible for payment of the filing fees associated with the filings made under the HSR Act;

(iv)

Teradyne International, on the one hand, and Technoprobe and T-PLUS on the other hand, shall use commercially reasonable efforts (in each case unless prohibited by a relevant Authority or mandatory applicable Law) to (1) promptly notify the other of any written communication made to or received by either Teradyne International or T-PLUS or Technoprobe, as the case may be, from the FTC or the Antitrust Division regarding the Transaction, and, subject to Law, if practicable, permit outside antitrust counsel for the other Parties to review in advance any proposed written communication with the FTC or the Antitrust Division and incorporate the other party’s reasonable comments, (2) not agree to participate in any substantive meeting or discussion with the FTC or the Antitrust Division in respect of any filing, review, investigation or inquiry concerning this Agreement or the Transaction unless, to the extent reasonably practicable, it consults with the other Parties in advance and, to the extent permitted by the FTC or the Antitrust Division, gives the other Parties or their outside antirust counsels the opportunity to attend such meeting or discussion, and (3) furnish outside antitrust counsels for the other Parties with copies of all correspondence, filings and written communications between it and the FTC or the Antitrust Division, with respect to this Agreement and the Transaction, provided that such copies may be redacted as necessary to address legal privilege or confidentiality concerns or to comply with Law.

5.3.2

Notwithstanding the other provisions of this Agreement, if it becomes reasonably apparent to any of the Parties – which shall inform the other Parties (as applicable) of such circumstance, together with any other relevant details without delay – that, with respect to seeking any approval or expiration of the waiting period under the HSR Act, the FTC or Antitrust Division will only consent to all or part of the Transaction subject to Remedies, then the Parties shall discuss in good faith how to satisfactorily address such Remedies without materially altering the economics of the Transaction, as well as the transactions contemplated by the DIS Business Agreement, or the operations of the Parties’ (and their Affiliates’) other businesses, it being understood that, if the Parties fail to reach an agreement on such Remedies within 30 (thirty) days of receipt of the notification from the FTC or Antitrust Division, as applicable, shall be deemed not fulfilled, this Agreement shall automatically terminate, and as a consequence each Party shall be released in full from any and all obligations arising hereunder, except for any rights and obligations arising under Article 14 which shall continue to have effect notwithstanding this Paragraph 5.3.2.

5.3.3

Teradyne International shall not, and shall cause its Affiliates not to (a) make, or enter into any agreement to make, any acquisition of a business, (b) acquire (or agree to acquire) any assets, property or securities, if, individually or in the aggregate, such acquisition or acquisitions would reasonably be expected to materially hinder, delay or prevent the consummation of the Transaction during the period from the Signing Date until the Closing Date.

5.4	Other obligations of the Parties with respect to the fulfilment of all the Conditions Precedent

Without prejudice to Paragraph 5.2.4, each of the Parties undertakes to notify to the other Parties any events, matters, occurrence or situations which will – or may reasonably be expected to – prevent any of the Conditions Precedent from being fulfilled on or before the Longstop Date, as soon as practicable after becoming aware of such events, matters, occurrence or situations.

5.5	Longstop Date and termination of the Agreement

The Parties acknowledge and agree that, if any of the FDI Condition and the HSR Act Condition is not fulfilled by September 30, 2024 (the “Longstop Date”), without prejudice to the provision of article 1359 of the ICC and to any remedy to which either Party is entitled by operation of Law in case of breach by any of the other Parties of the obligations incumbent on them pursuant to this Agreement, each Party shall have the right to terminate this Agreement by delivering a written notice to the other Party. In case of termination of this Agreement pursuant to this Paragraph 5.5, each Party shall be released in full from any and all obligations arising hereunder, except for any rights and obligations arising under Paragraphs from 14.3 to 14.15 which shall continue to have effect notwithstanding the termination of the Agreement.

6	CLOSING

On the Closing Date, subject to the Conditions Precedent being fulfilled or waived in accordance with Article 5, at the offices of the Notary Public selected by Technoprobe and timely notified to the other Parties, or on such other place, date and time as the Parties may agree in writing, in addition to any other action to be taken and/or to any other instrument to be executed or delivered pursuant to this Agreement, the implementation/execution of the actions and documents referred to under Paragraph 6.1 shall take place.

6.1	Closing actions

6.1.1	On the Closing Date, the Parties shall take all actions and perform all transactions set forth below:

(i)

the Investor shall subscribe for and pay-in full the Reserved Capital Increase by wire transfer of immediately available funds, with value date the Closing Date, on the bank account to be timely communicated in writing by Technoprobe;

(ii)

Technoprobe shall (a) issue the Newly Issued Shares and allot them to the Investor, free and clear of any Liens, (b) register the Newly Issued Shares in its shareholders’ ledger (libro soci) by properly instructing, if needed, the service provider previously engaged for the keeping of such book, and making any filing or communications (including to Borsa Italiana S.p.A.) required by any applicable Law, and (c) take the necessary steps to ensure that the Newly Issued Shares are simultaneously admitted to trading on the market “Euronext Milan”, organized and managed by Borsa Italiana S.p.A., on the basis of one of the exemptions provided by Regulation (EU) No. 2017/1129 for the publication of a prospectus;

(iii)

the Investor shall purchase the On-sale Shares from T-PLUS, free and clear of any Liens, and pay the On-sale Shares Consideration by wire transfer of immediately available funds, with value date the Closing Date, on the bank account to be timely communicated in writing by T-PLUS;

(iv)

T-PLUS shall transfer full ownership and title to the On-sale Shares, free and clear of any Liens, to the Investor, by promptly instructing the depositary agent to transfer the On-sale Shares, effective as of the Closing Date, on the securities account to be timely communicated in writing by the Investor to T-PLUS;

(v)

each of Technoprobe and T-Plus shall issue a written statement confirming that all of the representations and warranties made by it (as set forth, respectively, under Articles 9, and 10) are true and correct and that all covenants set forth in Paragraph 4.2.1 have been complied with, as of (and including) the Closing Date;

(vi)

the Investor shall issue a written statement confirming that all of the representations and warranties made by it (as set forth under Articles 11) are true and correct as of (and including) the Closing Date.

6.1.2

In addition to all the actions and activities incumbent on it pursuant to Paragraph 6.1.1, each Party shall take all such other actions and shall execute and deliver all such other instruments as may be necessary by Law or reasonably requested by any of the other Parties to consummate the Transaction and to otherwise properly effect the purposes of this Agreement.

6.1.3

All actions and transactions constituting the Closing shall be deemed for the purposes of the Closing as one and the same transaction occurring at once and simultaneously, so that, at the option of the Party having interest in the carrying out of the specific action or transaction, no action or transaction shall be deemed to have taken place unless and until all actions and transactions constituting the Closing shall have taken place in accordance with this Agreement.

6.1.4

It is further agreed that the occurrence of the Closing actions and transactions will not supersede, nor will it imply novation of any provisions of this Agreement (including, without limitations, those relevant to the Representations and Warranties under Articles 9, 10 and 11 and any indemnification obligations under Article 13).

6.2	Appointment of the Investor’s Observer or the Investor’s Designee at Closing

6.2.1	In the event that the Closing occurs prior to the relevant deadline for the submission of the lists for the appointment of the new BoD by the 2024 GM, from Closing:

(i)

T-Plus undertakes to comply with the procedures set forth in Paragraph 2.1 of Annex A to this Agreement in order to procure that the Investor’s Designee is duly appointed by the 2024 GM as director to the next BoD for the subsequent three-year period; and

(ii)

until the date the 2024 GM is held and the Investor’s Designee appointed as director to the next BoD, the Investor shall have the right to appoint 1 (one) Person who will be entitled to participate as an observer, with no voting rights, at all meetings of the BoD held until the date of the 2024 GM (if any) (the “Investor’s Observer”), provided in any case that the Investor’s Observer (a) shall agree to hold in confidence and trust with respect to all information received during the meetings of the BoD and shall sign a market standard non-disclosure agreement with Technoprobe upon its appointment as observer, (b) shall meet the same requirements set forth by Paragraph 2.1.2 of Annex A to this Agreement for the Investor’s Designee and shall enjoy the same accommodation in English language provided under Paragraph 2.1.5 of Annex A to this Agreement, (c) shall be entitled to attend, but not intervene in, each meeting of the BoD, without any management power or voting right, and his/her attendance shall not be counted for in the quorum, (d) will not have any right to compensation or fee of any kind from Technoprobe, and (e), if different from the Investor’s Designee, shall cease to attend the meetings of the BoD upon appointment of the Investor’s Designee as director;

(iii)

until the 2024 GM is held and the Investor’s Designee appointed as director to the next BoD, T-PLUS and Technoprobe will cause the BoD not to take any resolutions on the matters referred to in Paragraph 3.1 of Annex A to this Agreement.

6.3	In the event that the Closing occurs after the relevant deadline for the submission of the lists for the appointment of the new BoD by the 2024 OGM:

(i)

effective as of Closing, T-PLUS shall procure the resignation of 1 (one) non-Independent Director of Technoprobe and shall deliver to the Investor a letter of resignation of such non-Independent Director confirming that the resigning director has no claims for compensation or damages for termination, loss of office, unpaid remuneration or otherwise, except for the right to any remuneration accrued from her/his office until the effective date of their resignation and yet to be paid. Teradyne International shall in turn deliver to the Technoprobe’s resigning director a letter whereby it irrevocably waives any right to bring any claim or proceeding or promote or vote in favor of any action (including, without limitation, those set forth under articles 2393, 2393-bis and 2407 of the ICC) against the resigning Director of Technoprobe, except for cases of fraud/willful misconduct (dolo) or gross negligence (colpa grave) with respect to, or in connection with, his/her office as director of Technoprobe;

(ii)

T-PLUS and Technoprobe shall promptly convene a BoD meeting to appoint the new non-executive director designated by the Investor to replace, pursuant to article 2386, paragraph 1, of the ICC, the resigning director of Technoprobe;

(iii)

for the purpose of the replacement of the resigning director of Technoprobe, the Investor, in adequate advance of the BoD meeting called to replace, pursuant to article 2386, paragraph 1, of the ICC, the resigning director of Technoprobe, shall notify T-PLUS in writing of the identity and full details of the Person to be appointed as non-executive member of the BoD, as well as all the other information and documents envisaged under Paragraph 2.1.2 of Annex A to this Agreement;

(iv)

it remains understood that the non-executive director designated by the Investor in accordance with this Paragraph 6.3 shall in any case meet the requirements set forth in Paragraph 2.1.2 and shall be granted with the rights set forth in Paragraph 2.1.5 of Annex A to this Agreement.

7	POST-CLOSING UNDERTAKING

In compliance with articles 2436 and 2444 of the ICC, Technoprobe shall procure that a duly empowered director timely files with the Companies’ Register of Como-Lecco (i) an updated version of its By-laws – showing evidence of the increased share capital and the total number of outstanding Shares, as well as (ii) the statement related to the occurred subscription and payment of the Reserved Capital Increase.

8	GOVERNANCE OF TECHNOPROBE AND LOCK-UP UNDERTAKING

By entering into this Agreement, T-PLUS and Teradyne International acknowledge and agree that the provisions contained in Annex A to this Agreement will become effective upon occurrence of the Closing.

9	TECHNOPROBE REPRESENTATIONS AND WARRANTIES

Technoprobe hereby makes to the Investor the following representations and warranties (“Technoprobe Representations and Warranties”), which are true and correct on the Signing Date and shall be true and correct on the Closing Date, except for those representations and warranties which are made as of a specified date and/or for a specified period which are true and correct as of the specified date and/or, as the case may be, for the specified period.

9.1	Organization and standing

9.1.1	Technoprobe is a corporation duly incorporated, validly existing and in good standing under the Italian Law (capacità giuridica).

9.1.2	Technoprobe has full legal capacity (capacità d’agire), power and authority to conduct its business as presently conducted and to own its properties and assets as presently owned.

9.1.3	Technoprobe is not subject to any Liquidation or Restructuring Proceeding.

9.2	Authorization and capacity

9.2.1

All corporate acts and other proceedings required to be taken by, or on behalf of, Technoprobe to authorize it to enter into this Agreement, to perform the obligations and exercise the rights hereunder and to consummate the Transaction, have been duly and properly taken.

9.2.2

This Agreement has been duly executed and delivered by Technoprobe and constitute the valid and binding obligation of the same enforceable against it in accordance with the relevant terms and pursuant to applicable Laws.

9.2.3

Exception being made for the Foreign Direct Investment Clearance, no application to, or filing with, or consent, authorization or approval of, or license, permit, registration, clearance by any Authority is required on Technoprobe in connection with the execution and performance of this Agreement and the consummation of the Transaction.

9.3	No conflict

The execution, delivery and performance of this Agreement and the consummation of the Transaction do not conflict with, or result in the breach of, or violate, (i) the statute of incorporation the articles of association or the By-laws, or (ii) any judgement, order or injunction addressed to Technoprobe.

9.4	Share capital

The resolved upon, paid-in and outstanding share capital of Technoprobe, including the number of outstanding Shares or other equity interests and of any instruments convertible into, exchangeable for, or giving right to subscribe for or acquire, equity in its share capital, is as set in its By-laws.

9.5	Corporate books and accounting records

The corporate books and accounting books and records required to be maintained by Technoprobe under applicable Law are up-to-date and reflect all transactions and information required to be recorded therein.

9.6	Financial Statements

The Financial Statements have been prepared in accordance with applicable Laws and the accounting principles, have been audited according to the applicable laws and give a true (veritiera) and correct representation of the net equity position and financial situation (situazione patrimoniale e finanziaria) of Technoprobe and, except for the information disclosed into the nota integrativa, there are no other deviation from their application in the preparation of the Financial Statements in the past practice.

9.7	No brokers

No Person is entitled to a finder’s fee or any type of brokerage commission or fee from Teradyne inc. or Teradyne International in relation to or in connection with the entering into of this Agreement and/or the consummation of the Transaction as a result of any agreement or arrangement with Technoprobe, nor Technoprobe has had any dealings related to the Transaction with any Person that may claim a finder’s fee or any type of brokerage commission from Teradyne inc. and/or Teradyne International.

9.8	No omission of material disclosure

There is no information, fact, development, event or circumstance relating to the Technoprobe Group that has not been disclosed to the public which has had, or could reasonably be expected to have, a Material Adverse Effect, or which would affect the decision of a reasonable investor, advised by professional advisors, to enter into the Transaction.

9.9	Compliance with Laws and permits

Save for what is disclosed under the registration document published by Technoprobe on April 26, 2023 for the purpose of the translisting to Euronext Milan:

(a)

the Technoprobe Group has conducted - in all material respects - its business and operations in accordance with any Laws (including criminal, antitrust, environmental, administrative, health and safety on work places, labour, or foreign corrupt practices law) to which the Technoprobe Group is, or has been, in the past 5 years, subject;

(b)

Technoprobe (and, to the Technoprobe Knowledge, each of its controlled Affiliates) is not party to any material (civil or criminal) passive litigations or administrative proceedings affecting its business operations or its assets, properties, contracts and rights; where for the purpose of this Paragraph 9.9(b), “Technoprobe Knowledge” means the actual knowledge of either of Stefano Felici, Cristiano Crippa, Roberto Crippa or Stefano Berretta;

(c)	Technoprobe and its controlled Affiliates have all permits required under any applicable Laws with respect to the normal operation of their respective businesses;

(d)

to Technoprobe’s knowledge, the Technoprobe Group has not received any notice of any material condition or event which might prevent, adversely affect, restrict or interfere with the operation of the businesses of the Technoprobe Group in such a way to cause a Material Adverse Effect.

9.10	No Sanctions Target

Neither Technoprobe, nor its directors, officers or employees are currently Sanctions Targets or are located, organized, resident in or operating from a country or territory that is a Sanctions Target or are subject to any other Sanctions Laws and Regulations.

9.11	Sanctions Laws and Regulations

At no time Technoprobe and/or any of its controlled Affiliates, as well as any director, officer or employee while employed with Technoprobe or its controlled Affiliates:

(a)	is or has engaged, directly or indirectly, in any business or activities in violation of applicable Sanctions Laws and Regulations;

(b)

has engaged in any transaction or arrangement with or involving, directly or indirectly, any Sanctions Target or any country that at the time of the dealing or transaction was a Sanctions Target under applicable Sanctions Laws and Regulations, nor is currently engaged in such activities;

(c)	is a party to any actual or threatened proceedings or outstanding enforcement action relating to any breach or suspected breach of Sanctions Laws and Regulations; and

(d)

has contributed or otherwise made available funds to, or for the benefit of, financing the activities, business or investment of any natural or legal person located in or operating from a country that is a Sanctions Target or that is subject, directly or indirectly, to applicable Sanctions Laws and Regulations.

9.12	No inside information under delay in the disclosure

There is no inside information, pursuant to article 7 of MAR, relating to Technoprobe and/or its Shares, the disclosure of which has been delayed or is likely to be delayed by Technoprobe pursuant to article 17, paragraph 4, of MAR.

10	T-PLUS REPRESENTATIONS AND WARRANTIES

T-PLUS hereby makes the following representations and warranties to the Investor (the “T-PLUS Representations and Warranties”), each of which are true and correct on the Signing Date and shall be true and correct on the Closing Date, except for those representations and warranties which are made as of a specified date and/or for a specified period which are true and correct as of the specified date and/or, as the case may be, for the specified period.

10.1	General authority

10.1.1	T-PLUS is a corporation duly incorporated, validly existing and in good standing under Italian Law (capacità giuridica).

10.1.2	T-PLUS has full legal capacity (capacità d’agire), power and authority to conduct its business as presently conducted and to own its assets and properties as presently owned.

10.1.3	T-PLUS is not under any Liquidation or Restructuring Proceeding.

10.2	Authorization

10.2.1

All corporate acts and other proceedings required to be taken by or on behalf of T-PLUS to authorize T-PLUS to authorize it to enter into this Agreement, to perform the obligations and exercise the rights hereunder and to consummate the Transaction have been duly and properly taken.

10.2.2

This Agreement has been duly executed and delivered by T-PLUS and constitutes the valid and binding obligation of T-PLUS enforceable against it in accordance with its terms and pursuant to applicable Laws.

10.2.3

No application to, or filing with, or consent, authorization or approval of, or license, permit, registration, declaration or exemption by, any Authority is required on T-PLUS in connection with the execution and performance of this Agreement and the consummation of the Transaction.

10.3	No conflict

The execution and delivery of this Agreement and the consummation of the Transaction do not conflict with, or result in the breach of, or violate, or constitute a default under, or as applicable give rise to a right of termination, cancellation, acceleration, or amendment of, (i) the statute of incorporation, the articles of association or the by-laws of T-PLUS, (ii) any agreement, deed or instrument to which it is a party to, or (iii) any judgement, order or injunction addressed to T-PLUS.

10.4	Ownership of the On-sale Shares

T-PLUS has full and marketable title (cedibili) to the On-sale Shares, which are duly authorized, validly issued and fully paid-in, and are free and clear of any Lien.

10.5	No brokers

No Person is entitled to a finder’s fee or any type of brokerage commission or fee from Teradyne Inc. and/or Teradyne International in relation to or in connection with the entering into of this Agreement and/or the consummation of the Transaction as a result of any agreement or arrangement with T-PLUS, nor T-PLUS has had any dealings related to the Transaction with any Person that may claim a finder’s fee or any type of brokerage commission from Teradyne Inc. and/or Teradyne International.

11	INVESTOR’S REPRESENTATIONS AND WARRANTIES

The Investor hereby makes the following representations and warranties to Technoprobe and T-PLUS (the “Investor’s Representations and Warranties”), each of which are true and correct on the Signing Date and shall be true and correct on the Closing Date, except for those representations and warranties which are made as of a specified date and/or for a specified period which are true and correct as of the specified date and/or, as the case may be, for the specified period.

11.1	General authority

11.1.1	Teradyne International is a corporation duly incorporated, validly existing and in good standing under the Laws of the Netherlands.

11.1.2	Teradyne International has full legal capacity (capacità d’agire), power and authority to conduct its business as presently conducted and to own its assets and properties as presently owned.

11.1.3	Teradyne International is not under any Liquidation or Restructuring Proceeding.

11.2	Authorization

11.2.1

All corporate acts and other proceedings required to be taken by or on behalf of Teradyne International to authorize it to enter into this Agreement, to perform the obligations and exercise the rights hereunder and to consummate the Transaction have been duly and properly taken.

11.2.2

This Agreement has been duly executed and delivered by Teradyne International and constitutes the valid and binding obligation of the same enforceable against it in accordance with its terms and pursuant to applicable Laws.

11.2.3

Other than the Foreign Direct Investment Clearance, no application to, or filing with, or consent, authorization or approval of, or license, permit, registration, declaration or exemption by, any Authority is required on Teradyne International in connection with the execution of this Agreement and the consummation of the Transaction.

11.3	No conflict

The execution and delivery of this Agreement and the consummation of the Transaction do not conflict with, or result in the breach of, or violate, or constitute a default under, or as applicable give rise to a right of termination, cancellation, acceleration, or amendment of, (i) the statute of incorporation, the articles of association or any other applicable constitutional documents of Teradyne International, (ii) any agreement, deed or instrument to which it is a party to, or (iii) any judgement, order or injunction addressed to Teradyne International.

11.4	Financial soundness

The Investor has, together with cash on hand and existing credit arrangements, sufficient funds to pay the Newly Issued Shares Consideration and the On-sale Shares Consideration as well as to effect all other payments contemplated by this Agreement and to consummate the Transaction.

11.5	No brokers

No Person is entitled to a finder’s fee or any type of brokerage commission or fee from Technoprobe and/or T-PLUS in relation to or in connection with the entering into of this Agreement and/or the consummation of the Transaction as a result of any agreement or arrangement with Teradyne Inc. and/or Teradyne International, nor Teradyne Inc. or Teradyne International has had any dealings related to the Transaction with any Person that may claim a finder’s fee or any type of brokerage commission from Technoprobe and/or T-PLUS.

12	NATURE OF THE REPRESENTATIONS AND WARRANTIES

The Technoprobe Representations and Warranties, the T-PLUS Representations and Warranties and the Investor’s Representations and Warranties (jointly, the “Representations and Warranties”) and the related indemnification obligations set forth in Article 13 are ad hoc contractual arrangements absolutely unrelated to those provided for by the ICC concerning the sale of goods and, therefore, shall be independent representations, warranties, indemnities and indemnification obligations and not warranties as to promised qualities or to lack of defects. Accordingly, the Parties hereby acknowledge and agree that: (i) the Representations and Warranties, in consideration of their nature of purely contractual arrangements that the Parties intended and agreed to be unrelated to any provision of the ICC relating to the sale of goods, are not subject to the provisions set forth in articles 1490 through 1495 and article 1497 of the ICC, which shall not apply to the Representations and Warranties and the related indemnification obligations; (ii) any claim that either Party may make on the basis of, or in connection with, those independent contractual arrangements will be subject only to the exclusions and limitations expressly specified in Article 13, those of the aforementioned articles of the ICC being expressly deemed inapplicable; and (iii) the indemnification pursuant to and in accordance with Article 13 shall be the sole and exclusive remedy of the Parties with respect to any and all claims arising out of or in connection with this Agreement in lieu of any other right, action, defence, claim or remedy of each Party against any of the others provided by Law or otherwise. In particular, no breach or inaccuracy, even if material, of any of the Representations and Warranties and/or undertakings set forth in this Agreement will give rise to any rights of the Parties to withdraw from, or to resolve or terminate, this Agreement after Closing.

13	INDEMNIFICATION OBLIGATIONS

13.1	General provisions

13.1.1

Each Party (the “Indemnifying Party”) hereby undertakes to hold the other Parties (the “Indemnifiable Parties”) fully harmless from and indemnified against any and all Losses suffered or incurred by the Indemnifiable Parties as a consequence of the failure of the Indemnifying Party to perform its obligations under this Agreement.

13.1.2

Technoprobe hereby undertakes to hold Teradyne International fully harmless from and indemnified – without duplication – against any and all Losses suffered or incurred Teradyne International arising out – or as a result – of the untruth and/or incorrectness of any of the Technoprobe Representations and Warranties.

13.1.3

T-PLUS hereby undertakes to hold Teradyne International fully harmless from and indemnified – without duplication – against any and all Losses suffered or incurred by Teradyne International arising out – or as a result – of the untruth and/or incorrectness of any of the T-PLUS Representations and Warranties.

13.1.4

Teradyne International hereby undertakes to hold Technoprobe and/or T-PLUS fully harmless from and indemnified – without duplication – against any and all Losses suffered or incurred by Technoprobe and/or T-PLUS (as the case may be) arising out – or as a result – of the untruth and/or incorrectness of any of the Investor’s Representations and Warranties.

13.2	Indemnification procedure

Each Indemnifiable Party claiming (i) a failure of any of the other Parties to perform its obligations under this Agreement as per Paragraph 13.1.1, and/or (ii) the untruth and/or incorrectness of one or more of the Representation and Warranties made by any of the other Parties as per Paragraphs 13.1.2, 13.1.3 and 13.1.3, shall notify in writing the Indemnifying Party(ies) within 40 (forty) Business Days from the date when the Indemnifiable Party has become aware of any of the circumstances referred to in point (i) or (ii) above, it being understood, however, that the culpable delay in reporting such circumstance to the Indemnifying Party(ies) shall not determine the forfeiture of the relevant indemnification right, but shall result in the loss of the right of the Indemnifiable Party to seek for any compensation due to the additional Loss caused by such culpable delay.

13.3	Time limitation

The indemnification obligations under this Article 13 shall automatically terminate upon the expiration of the 24th (twenty fourth) month from the Closing Date, unless a claim has, in the meantime, been made. In such case, the applicable indemnification obligations shall survive until the relevant claim has been finally settled in accordance with Paragraph 14.15.

14	MISCELLANEA

14.1	Survival

Except as otherwise provided in this Agreement and without prejudice to the provisions of Paragraphs 13.2 and 13.3, the Representations and Warranties as well as the provisions of Articles 7, 8 and 13, and, in general, all the provisions of this Agreement providing for any obligation of the Parties to be performed after the Closing Date shall remain in full force and effect after the Closing, without necessity for any of the Parties to reiterate or otherwise confirm its commitment with respect thereto.

14.2	Payments and penalty interest

14.2.1

Any payment due by any Party to the other Parties under this Agreement shall be made by crediting by wire transfer for same day value and in immediately available funds the bank account designated by the payee at least 5 (five) Business Days prior to the date on which the payment is/falls due, or by such other method as the payee may reasonably request at least 7 (seven) Business Days prior to the date on which the payment is due.

14.2.2

Each Party hereby agrees that any amount to be paid by it to any other Party may be offset against any payment that same Party shall be entitled to receive by the other concerned Party pursuant to this Agreement with the prior consent of the other Party.

14.2.3

Save as provided under Paragraph 14.2.2 or otherwise stated in this Agreement, any payment to be made by either Party shall be made in full, without any restriction or condition and without – and free and clear of – any deduction or withholding whatsoever (save only as required by Law).

14.2.4

Payment of a sum in accordance with Paragraph 14.2.1 shall be a good discharge to the payer (and those on whose behalf such payment is made) of its obligation to make such payment and the payer (and those on whose behalf such payment is made) shall not be obliged to see to the application of the payment among the recipient and those on whose behalf the payment is received.

14.2.5

Without prejudice to any other right or remedy provided by Law or otherwise, if any Party defaults or delays (including any delay due to causes of force majeure) in the payment when due of any sum payable under this Agreement the liability of such defaulting/delaying Party shall be increased to include Penalty Interest on such sum from the date when such payment is due until the date of actual payment.

14.3	Entire agreement

14.3.1

This Agreement, including Annexes hereto, the documents referred to herein and the agreements, deeds, instruments required to be entered into pursuant to this Agreement, constitutes the entire agreement and understanding of the Parties in respect of the subject matter hereof.

14.3.2

Unless otherwise expressly stated herein, this Agreement supersedes all prior agreements, communications, offers, proposals or correspondence, oral or written, exchanged or concluded between the Parties relating to the same matter, including the LOI.

14.4	Notices

14.4.1

Any notice or other communication required or permitted hereunder shall be made in writing, in the English language. Any notice or other communication hereunder shall be served by registered mail with return receipt requested, by certified email or as a document attached to a certified email in a pdf format and may be anticipated by email, provided, in any case, that the notices are addressed as follows:

(i)	if to Technoprobe to:

Technoprobe S.p.A.

Via Cavalieri di Vittorio Veneto no. 2

23870 Cernusco Lombardone (LC), Italy

Certified e-mail: technoprobespa@promopec.it

Attention of: Stefano Felici, CEO

E-mail: stefano.felici@technoprobe.com

(ii)	if to T-PLUS, to:

T-PLUS S.p.A.

Via Meravigli no. 8

20123 Milan (MI), Italy

Certified e-mail: t-plus@promopec.it

Attention to Cristiano Alessandro Crippa, VP

E-mail: cristiano.crippa@technoprobe.com

in both cases under (i) and (ii), with copy to:

Gianni & Origoni

Via Delle Quattro Fontane no. 20

00184 Rome, Italy

Certified e-mail: gianniorigoni@pec.gop.it

Attention to: Avv. Mauro Sambati and Avv. Alessandro Merenda

E-mail: msambati@gop.it; amerenda@gop.it

(iii)	if to Teradyne International, to:

Teradyne International Holdings B.V.

at Teradyne International

600 Riverpark Drive,

North Reading,

01864, Massachusetts

Attention to Mr. Ryan Driscoll

E-mail: ryan.driscoll@teradyne.com

(iv)	if to Teradyne Inc., to:

600 Riverpark Drive, 01864

North Reading, Massachusetts

Attention to Mr. Charles J. Gray, General Counsel

E-mail: charles.gray@teradyne.com

In both cases under (iii) and (iv) with copy to:

Chiomenti

Via Giuseppe Verdi, no. 4

20121 Milan, Italy

Certified e-mail: salvo.arena@legal.chiomenti.net

Attention to: Avv. Salvo Arena and Avv. Giovanni Colantuono

E-mail: salvo.arena@chiomenti.net; giovanni.colantuono@chiomenti.net or to any other address, certified email and/or email that each Party may subsequently supply to the other Party through a written notice, according to the methods provided for herein.

14.4.2	Any notice or other communication shall be deemed to have been received:

(i)

provided that it is delivered by 5 (five) p.m. CET) of a Business Day. If the notice is delivered later than 5 (five) p.m. CET of a Business Day, it shall be considered as received on the immediately following Business Day; and

(ii)

if made by (a) a certified email or as a document attached to a certified email in a pdf format, upon receipt of the same (provided that the sender receives a notice generated by the transmission system confirming positive delivery) and (b) registered mail with return receipt requested, upon delivery or refusal of delivery of the notice itself.

14.5	Severability

If any of the provisions of this Agreement is or becomes invalid, illegal or unenforceable under any applicable Law, the validity, legality or enforceability of the remaining provisions shall not in any way be affected or impaired. The Parties shall nevertheless negotiate in good faith in order to agree the terms of a mutually satisfactory provision, achieving so nearly as possible the same commercial effect, to be substituted for the provision so found to be invalid, illegal or unenforceable.

14.6	Further assurances

Each Party shall execute and deliver, or shall cause to be executed and delivered, such documents and other papers and shall take, or shall cause to be taken, such further actions as may be reasonably required to carry out the provisions of this Agreement and give effect to the Transaction.

14.7	Changes in writing

This Agreement may not be changed, modified, and/or terminated orally, but only by an agreement in writing signed by all Parties.

14.8	Confidentiality and announcements

14.8.1

For a period of 2 (two) years following the Signing Date, each Party shall keep private and confidential the content of this Agreement as well as the information exchanged in connection with the execution of this Agreement (including in the due diligence phase and in the context of the activities required to fulfil the Conditions Precedent – the “Confidential Information”). Notwithstanding the foregoing, the Parties may disclose or use the Confidential Information to the extent that:

(i)

the disclosure or use is required by any Law, any Authority, the rules and regulations of any recognized stock exchange, any regulatory body or authority, pursuant to a subpoena or otherwise in connection with any judicial, Tax or administrative proceeding (including, in response to oral questions, interrogatories or requests for information or documents);

(ii)

the disclosure is made to employees or professional advisers of the Parties or their Affiliates in the context and for the purposes of the Transaction (it being understood and agreed that each Party shall procure that its respective employees or professional advisers, to whom Confidential Information are disclosed, duly comply with the provisions of this Paragraph 14.8);

(iii)

the information is or becomes publicly available (other than by breach from either Party of this Agreement, the Confidentiality Agreement or any other confidentiality obligation of any Party towards any of the others);

(iv)	the disclosure of information is made in connection with the enforcement of any right or remedy under this Agreement; or

(v)	the information is independently developed by the disclosing Party after the Signing Date,

provided that prior to disclosure or use of any information pursuant to point (i), the Party concerned, to the extent allowed by the applicable Laws and to the extent practicable, shall promptly notify the other Parties of the intended disclosure with a view to providing the other Parties with the opportunity to contest such disclosure or use, or otherwise to agree the timing and content of such disclosure or use.

14.8.2

In the cases of permitted disclosure under preceding Paragraph 14.8.1, even if prior notice is not legally permitted or reasonably practicable in the context of the legal obligations of the Party concerned or such agreement is not reached in a timely manner, the Party (i) may, without liability under this Agreement, provide that part

(and only that part) of the Confidential Information that the Party concerned is obliged to disclose in compliance with the laws and regulations applicable to the same and/or with the requests of a judicial or regulatory Authorities and (ii) shall use its best efforts to ensure the confidential treatment of the Confidential Information so provided, keeping the other Party duly and promptly informed.

14.8.3

Notwithstanding the generality of Paragraph 14.8.1, the confidentiality obligations and the rules for the exchange of information as set forth in the Confidentiality Agreement shall remain in full force and effect between the Parties, to the maximum possible extent, until the Closing Date.

14.8.4

The Parties acknowledge and agree that the Confidential Information could be qualified as “inside information” (informazioni privilegiate) under the Regulation (EU) No 596/2014 of the European Parliament (“MAR”) as Technoprobe is subject to the regulations on the use and disclosure of inside information under the MAR. The Investor hereby therefor confirm to be aware of:

(i)

the duties arising from the application of the MAR and of the possible sanctions provided for by the MAR and the Legislative Decree no. 58/1998 as subsequently amended (“TUF”), also in case of abuse of inside information or market manipulation. The Investor further undertakes to ensure that each of its employees / personnel, consultants, collaborators, agents (including, without limitation, lawyers, accountants and accounting or financial advisors), directors having access to inside information is duly informed in advance of the confidentiality obligations and duties arising from the MAR and the TUF; and

(ii)

the necessary to record in a proper register – established and maintained in accordance with the MAR – the data of the Persons having access to inside information and, therefore, undertakes to notify Technoprobe in writing of the names of its (and/or its Affiliates) employees / personnel, consultants, collaborators, agents (including, without limitation, lawyers, accountants and accounting or financial advisors), directors having access to inside information.

14.8.5

The Parties further acknowledge and agree that Teradyne Inc. is a reporting company under the Securities Exchange Act of 1934, as amended, and as such, may be required to report certain transactions, including the Transaction and this Agreement, with the United States Securities and Exchange Commission (“SEC”). Specifically, Teradyne Inc. may be required to file a Current Report on Form 8-K in relation to the transactions contemplated by this Agreement and disclose this Agreement as a material agreement therein. T-Plus and Technoprobe consent to the disclosure of this Agreement and any related transaction documents, and agree to cooperate in providing any additional information as may be reasonably necessary for Teradyne Inc. to comply with its SEC reporting obligations.

14.8.6

Except as may be required under any mandatorily provision of the Law or under any order of a competent Authority, no publicity, release or announcement concerning the execution and performance of this Agreement, any of the provisions contained herein or the Transaction will be issued without the advance written agreement of all Parties. Notwithstanding the foregoing, each Party shall be entitled, without obtaining written approval from the other Parties, to make any publicity, release or announcement: (i) required by applicable Laws, (ii) required in connection with the application for licenses, permits, registrations or other filings with Authorities which regulate the business or operations of Technoprobe, (iii) required by any Authorities having jurisdiction on the relevant Party whether or not in connection with any litigation, Tax or administrative proceedings, or (iv) required by the rules and regulations of any competent stock exchange. Should any such publicity, release or announcement be required, the Party not subject to such requirements shall be afforded a reasonable opportunity to review and comment on the proposed announcement to the extent practicable and permitted by the applicable Law or regulations.

14.8.7

The Parties shall proceed, to the extent required by Law, with all activities and formalities regarding the communication as to the execution of this Agreement and the content of Annex A to CONSOB, and the publication of the excerpt with the press, as well as their filing with the competent Companies’ Register, in compliance with the terms and conditions of applicable Law, including article 122 of the TUF.

14.9	Costs, expenses and taxes

Except as otherwise expressly provided in other provisions of this Agreement, any cost, Tax, impost, duty or charge arising in connection herewith, or with the consummation of the transactions contemplated hereunder, shall be borne and paid as follows:

(i)	the notary’s fees related to the Reserved Capital Increase shall be borne by Technoprobe;

(ii)	Italian indirect Taxes and duties related to any of the transaction contemplated hereunder shall be borne by the Party to which the relevant Taxes apply;

(iii)

the fees, expenses and disbursements incurred by the Parties in connection with the negotiation, preparation and implementation of this Agreement and, in general, the transactions contemplated hereunder, including (without limitation) any fees and disbursements owing to their respective auditors, advisors and legal counsel, shall be borne by the relevant Party.

14.10	Remedies and waivers

14.10.1

No waiver of any right or remedies provided under this Agreement shall be effective unless given in writing. Unless expressly stated otherwise, a waiver shall be effective only in the circumstances for which it is given and no waiver of any term, provision or condition of this Agreement shall be deemed to be or construed as a further or continuous waiver of such term, provision or condition.

14.10.2	No failure, delay or omission by any Party in exercising any right or remedy provided by the applicable Laws or under this Agreement shall constitute a waiver of such right or remedy.

14.10.3	The single or partial exercise of a right or remedy under this Agreement shall not preclude any other nor restrict any further exercise of any such right or remedy.

14.10.4

Unless otherwise provided for herein, the rights and remedies provided in this Agreement are cumulative and shall be in addition and without prejudice to any other rights or remedies available to such Parties whether under this Agreement or provided by the Law.

14.11	Tolerance

Any tolerance by one Party of any conduct of the other Party breaching the provisions of this Agreement, will not constitute waiver either of the rights deriving from the breached provisions, or of the right to demand exact compliance with the terms and conditions set out herein.

14.12	No joint liability

Any obligations or liabilities incumbent on T-PLUS and Technoprobe are undertaken by each of said Parties to the extent within its capacity and control, and nothing in this Agreement may be constructed as to purport a joint liability of T-PLUS and Technoprobe in the fulfilment of such obligations or liabilities.

14.13	Identification

(a) T-Plus and Technoprobe, on one side, hereby appoint either of Avv. Mauro Sambati or Avv. Alessandro Merenda, and (b) the Investor and Teradyne Inc, on the other side, hereby appoint either of Avv. Giovanni Colantuono or Avv. Matteo Costantino, in order to identify, on their behalf, all the pages of this Agreement (with the exception of the signature page) and of the Annex attached to this Agreement by initialing each of them.

14.14	Applicable Law

This Agreement shall be governed in all respects, including validity, interpretation and effect, by the substantive Laws of the Republic of Italy, without regard to its conflict of laws principles and rules.

14.15	Disputes

The Court of Milan shall have the exclusive jurisdiction in connection with any dispute arising out or in connection with this Agreement.

***

ANNEX A

INVESTOR’S RIGHTS AND INVESTOR’S LOCK-UP

Subject to the full and effective achievement of the Closing and effective as of the date thereof, T-PLUS and Teradyne International agree on the following shareholders’ arrangements:

1	GENERAL PRINCIPLES OF CORPORATE GOVERNANCE

1.1

Teradyne International confirms and undertakes that it and its Affiliates are not parties – and, for the entire duration of the provisions of this Annex A, will not become parties – to any shareholders’ agreements relating to Technoprobe, other than the Agreement and the specific rights and obligations of Teradyne International, in its capacity as shareholder of Technoprobe, arising from this Annex A. T-PLUS confirms and undertakes that it will not, during the entire duration of the provisions of this Annex A, enter into any shareholder agreement relating to Technoprobe which may prejudice the Investor’s Appointment Right and the provisions of Paragraph 3 of this Annex A.

1.2

Each of Teradyne International and T-PLUS shall exercise its voting and other rights as shareholder of Technoprobe in order to give full effect to the provisions of this Annex A and shall procure – to the maximum extent permitted under applicable Law and within the limits provided herein – that any director designated by them, from time to time, in the BoD of Technoprobe (but excluding any independent director) shall, subject to his/her fiduciary duties, exercise the voting rights, as well as any other power, authority and faculty granted to him/her, in order to give full effect to the provisions of this Annex A.

1.3

Teradyne International acknowledges that Technoprobe is a company the Shares of which are listed on a regulated market and is subject to specific regulations in terms of disclosure of information, including those set forth in the MAR and article 181 and ff. of the TUF, in addition to those applicable to all Italian companies. Subject to applicable Law and to his/her fiduciary and confidentiality duties, the director of Technoprobe designated by Teradyne International in accordance with Article 2 of this Annex A shall be entitled to share with same Teradyne International and the relevant advisors any information concerning Technoprobe and its Affiliate which may come into his/her possession during the term of the office, provided that: (a) the recipients of such information are made aware of the confidentiality of that information and undertake to keep that information strictly confidential; and (b) no individualized data or commercially or competitively sensitive information of Technoprobe shall be shared by the director designated by Teradyne International with the latter or the relevant advisors.

2	INVESTOR’S APPOINTMENT RIGHT

2.1	Terms and procedure

2.1.1

T-PLUS and Teradyne International agree that, without prejudice to Paragraph 2.2 of this Annex A, starting from the latest of the date when the 2024 GM is held and the Closing Date, and as long as Teradyne International (directly and/or through any of its Affiliates) holds a number of Shares representing not less than 8% (eight percent) of the outstanding share capital of Technoprobe (the “Relevant Threshold”), the Investor will have the right to appoint a non-executive (who may be either Independent or non-Independent) member of the BoD (the “Investor’s Appointment Right”).

2.1.2

In order to exercise the Investor’s Appointment Right, within 3 (three) Business Days from the publication of the notice of call of the 2024 GM (and any further GM convened for the appointment of the BoD), Teradyne International shall notify T-PLUS in writing with the identify and full details of the Person to be appointed as member of the BoD (the “Investor’s Designee”), along with any and all documents, certifications and statements required by any applicable Law and the By-laws for the appointment of the directors through the voting-list system. In the selection of the Investor’s Designee, Teradyne International shall prioritize the requirement for Technoprobe to maintain an efficient corporate governance pattern, in compliance with, and leveraging on, the best practices and standards of governance applicable to domestic and foreign public listed companies of comparable size and shall therefore only candidate Persons with adequate competences and professional skills who will be well received by the institutional investors, preferably leveraging on the professionalism at the various organizational level of the internal resources of Teradyne International and/or its Affiliates. In particular, Teradyne International acknowledges and agrees that, in line with the best practices and standards of governance applicable to public listed companies, the Investor’s Designee, to be from time to time appointed or co-opted as member of the BoD, shall:

(a)	not be director or employee of any competitors of Technoprobe or its Affiliates other than Teradyne Inc. or its Affiliates, within the limits set forth under applicable Law;

(b)

satisfy certain professional requirements, such as international professional background and previous experiences as director or auditor in domestic or foreign listed entities, or with key roles in companies of size comparable to the one of Technoprobe and operating in the same or complementary business sectors; and

(c)	be identified in compliance with the applicable Law and the By-laws.

2.1.3	Upon delivery by Teradyne International of the notice referred to in Paragraph 2.1.2 of this Annex A, T-PLUS undertakes:

(a)

to include the Investor’s Designee in the list to be submitted by T-Plus to Technoprobe for the appointment of the BoD and to allocate him/her in an appropriate place of the slate so as to ensure his/her appointment;

(b)

to ensure that (i) at least 2 (two) of the remaining candidates are Independent Directors ranked in the list in a position useful to be appointed; (ii) such remaining candidates are designated and ranked in the list in order to allow Technoprobe to respect the applicable laws and regulation on the gender representation and diversity of the BoD;

(c)	to timely file the list (and any accompanying documentation) with the registered office of Technoprobe in accordance with all applicable provisions of Law and the By-laws, and

(d)	to attend the GM and vote in favor of the list so submitted.

2.1.4

Teradyne International undertakes: (a) not to submit – alone or together with other shareholders of Technoprobe – any list of candidates for the appointment of the BoD and (b) to attend the GM and vote in favor of the list submitted by T-PLUS.

2.1.5

T-PLUS shall procure that the Investor’s Designee is granted proper accommodation in English language for his/her participation at the BoD meetings, including by having Technoprobe preparing and sharing with him/her, to the extent reasonably possible, English versions/translations/extracts of any material and documents which will be distributed to the directors ahead of any BoD meeting.

2.2	Resignation and replacement of directors

In the event a director designated within the list of candidates as per Paragraph 2.1 of this Annex A ceases to hold his/her office for whatever reason prior to the expiration of such director’s term of office, the party who designated the ceasing director shall designate the candidate to be appointed according to article 2386, paragraph 1, of the ICC as a replacement director meeting the requirements set forth under Paragraph 2.1 of this Annex A. The Investor and T-PLUS undertake (i) to use their best efforts to ensure that that their relevant designated directors appoint such replacement director and (ii) to vote in the next convened GM to confirm such appointment.

2.3	Removal of the Investor’s Designee

2.3.1

Without prejudice to Paragraph 2.3.2 of this Annex A, in the event that Teradyne International (directly and/or through any of its Affiliates) ceases to hold, for a continuous period of 10 (ten) Business Days, a number of Shares representing, in the aggregate, a percentage of the share capital of Technoprobe at least equal to the Relevant Threshold, the Investor shall cause that the Investor’s Designee appointed as director of Technoprobe promptly resigns from the office and T-PLUS shall cause that the resigning director is replaced, also pursuant to article 2386, paragraph 1, of the ICC, by another director designated by same T-PLUS.

2.3.2

In the event that Technoprobe either (a) carries out capital increases, in cash or in kind, reserved for subscription by third Persons with the exclusion or limitation of the legal option rights of the shareholders (including capital increases which are instrumental to LTI or other management incentive/option plans), or (b) issue any kind of participating financial instruments or convertible bonds, also cum warrants, in favor of third Persons, or to selected shareholders only, or to all shareholders, but not on a pro-rata basis, or (c) carries out any other transaction that results in the issue of (or the right to subscribe for and/or acquire) new Shares to third Persons, or to selected shareholders only, or to all shareholders, but not on a pro-rata basis (each, a “Dilutive Transaction”), the Relevant Threshold shall be automatically reduced to an amount equal to 8% (eight percent) multiplied by the fraction having (i) as numerator, an amount equal to the percentage of Technoprobe share capital held by Teradyne International (directly and/or through any of its Affiliates) immediately after completion of the Dilutive Transaction (post-money); and (ii) as denominator, an amount equal to the percentage of Technoprobe share capital held by Teradyne International (directly and/or through any of its Affiliates) on the date of approval of the Dilutive Transaction immediately before its approval (pre-money).

3	OTHER INVESTOR’S RIGHTS

3.1

Effective as of the Closing Date and as long as Teradyne International (directly and/or through any of its Affiliates) meets the Relevant Threshold, T-PLUS and Teradyne International agree that no action or decision is taken by the GM of Technoprobe without the favourable vote of the Investor in relation to:

(i)	any amendment of the By-laws resulting in a limitation or suppression of the increased vote rights as regulated by article 6 of the By-laws;

(ii)	any Related Party Transaction which has been subjected to the review of the related party committee of Technoprobe pursuant to the RPT Procedure and has received a negative opinion; or

(iii)	the delisting of the Shares from Euronext Milan (including any transaction resulting in such delisting).

3.2

Likewise, if any of the matters listed in Paragraph 3.1 of this Annex A is resolved upon by the BoD (or the BoD resolves to submit any of the above matters to the vote of the GM), such BoD resolution may not be validly adopted without the favorable vote of the Investor’s Designee.

3.3

As long as Teradyne International (directly and/or through any of its Affiliates) meets the Relevant Threshold, T-PLUS shall make any reasonable effort in order for Technoprobe to support Teradyne International in the collection of any financial and accounting data and information relating to Technoprobe which are requested by Teradyne International in order to report the investment in Technoprobe at a consolidated level in the financial statements of Teradyne Inc. in a manner consistent with the United States Generally Accepted Accounting Principles (US GAAP), provided however that (a) Technoprobe will only provide those data and information which it is permitted to disclose under the MAR and any applicable law; (b) the financial and accounting data and information requested by Teradyne International will be provided within 80 (eighty) calendar days after December 31 and June 30 for the relevant quarter-end periods, and within 45 (forty-five) calendar days after March 31 and September 30 of each year for the relevant quarter-end periods, or on that later time when the draft financial statements or interim quarterly accounts (as the case may be) from which such financial and accounting data and information are extracted will be approved by the BoD and become publicly available; and (c) T-PLUS and Technoprobe will retain no responsibility as to (i) the time for delivery any such financial and accounting data and information, (ii) their use and treatment by Teradyne International and/or Teradyne Inc., and (iii) the correctness and consistency with the US GAAP of the reconciliation and reporting of any of such financial and accounting data and information in the financial statements of Teradyne Inc..

4	LOCK-UP UNDERTAKING

4.1

Without prejudice to Paragraphs 4.2 and 4.3 of this Annex A, Teradyne International undertakes and agrees that for a period of 36 (thirty-six) months starting from the Closing Date (the “Lock-up Period”), it shall not Transfer any Shares and be prevented from any hedging activity on the Shares (the “Lock-up Undertaking”).

4.2

Notwithstanding anything to the contrary in Paragraph 4.1 of this Annex A, at any time during the Lock-up Period, Teradyne International will always be permitted to Transfer all or part of its Shares to any of its Affiliates, provided that, as a condition to the effectiveness of any such Transfer: (i) the Affiliate shall have undertaken in writing to Transfer back all Shares to Teradyne International in the event it ceases to be an Affiliate thereof for any reason whatsoever; (ii) Teradyne International shall have procured that the concerned Affiliate agrees in writing to be bound by the provisions of this Annex A as if it were an original signatory of the Agreement; (iii) Teradyne International shall remain jointly liable with the concerned Affiliate for any liability and/or obligation arising on the latter with reference to the Shares Transferred to it; and (iv) any Transfer permitted by this Paragraph 4.2 shall not release Teradyne International from any liability and/or obligation it may have under this Annex A which has arisen or been incurred prior to the date of the permitted Transfer or which relates to any Shares that Teradyne International continues to own after the date of the permitted Transfer.

4.3	Notwithstanding anything to the contrary in Paragraph 4.1 of this Annex A, the Lock-up Undertaking shall immediately cease if any of the following events/circumstances occurs:

(i)

any Person or group of Persons (other than T-PLUS) Acting In Concert holds in aggregate an amount of Securities which would allow it to express a number of votes at the GM higher than the votes that can be expressed by Teradyne through the Securities held by it (and/or any of its Affiliates);

(ii)

unless any of the relevant resolutions is adopted by the GM with the favorable vote of the Investor, Technoprobe issues new Securities with exclusion or limitation of the pre-emption rights of the shareholders and offers such newly issued Securities to a third Person as a consideration for the carrying out of a Strategic Transaction, where such consideration is higher than Euro 100,000,000.00 (one hundred million/00);

(iii)	Technoprobe issues new Securities in favor of – and/or T-PLUS or any of its shareholders or Related Party holding Securities in Technoprobe Transfer his/her Securities to – a Teradyne Competitor;

(iv)	Technoprobe Transfer all or part of its equity interests in any of the controlled Affiliates to a Teradyne Competitor; or

(v)

Teradyne International delivers a written notice to T-PLUS and Technoprobe stating that the Teradyne Consolidated Leverage Ratio has become 1.0 or greater the last day of any fiscal quarter of the Lock-up Period, as shown in the relevant calculations attached to the aforesaid written statement and based on the publicly filed financial statements or interim accounts (as the case may be) of Teradyne Inc..

4.4

As long as Teradyne International (directly and/or through any of its Affiliates) meets the Relevant Threshold, T-PLUS will inform the Investor before carrying out – or expressing its vote in any GM in favor of Technoprobe to carry out – a Strategic Transaction, and T-PLUS and the Investor will discuss in good faith on the terms upon which such Strategic Transaction may be carried out in order to obtain the favorable vote of the Investor and thus avoid the termination of the Lock-up Undertaking set forth in Paragraph 4.1 of this Annex A.

4.5	For the purpose of this Article 4:

•

“Acting In Concert” shall have the meaning ascribed to it under Article 101-bis paragraphs 4, Articles 4-bis and 4-ter of the TUF, as implemented in the CONSOB regulations and construed in accordance with CONSOB’s guidelines and interpretations;

•

“Indebtedness” shall mean, with reference to any Person at any date, without duplication, (a) all indebtedness of such Person for borrowed money, (b) all obligations of such Person for the deferred purchase price of property or services, which would, in accordance with the accounting principles applicable to it be shown on the liability side of the balance sheet, (c) all obligations of such Person evidenced by notes, bonds, debentures or other similar instruments, (d) all obligations related to or otherwise arising from a final judgment against such Person, and (e) all obligations of the kind referred to in clauses from (a) through (c) of another Person that has been guaranteed by such Person. The Indebtedness of any Person shall include the Indebtedness of any other entity (including any partnership in which such Person is a general partner) to the extent such Person is liable therefor as a result of such Person’s ownership interest in or other relationship with such entity, except to the extent the terms of such Indebtedness expressly provide that such Person is not liable therefor;

•

“Securities“ shall mean any Share or any other equity securities of Technoprobe, any instrument convertible into or exchangeable for Shares or any other equity securities of Technoprobe, and any option, warrant or other right to purchase or acquire any such Shares or equity securities.

•

“Strategic Transaction” shall mean a transaction or series of related transactions pursuant to which Technoprobe or any of its wholly-owned Affiliates acquires (a) all or substantially all of the assets of a Person, or of all or a substantially all of any business or division of a Person, or (b) a stake higher than 50% of the equity interests of a Person;

•	“Teradyne Competitor” shall mean any Person that develops, manufactures or sells automatic test systems used to test semiconductors;

•

“Teradyne Consolidated EBITDA” shall mean, for any period (and calculated without duplication), the consolidated net income of Teradyne Inc. and its subsidiaries for such period plus, to the extent taken into account in calculating the consolidated net income, the sum of (a) interest expense, (b) any expenses for taxes, and (c) depreciation and amortization expense.

•

“Teradyne Consolidated Leverage Ratio” shall mean, as at the last day of any fiscal quarter, the ratio of (a) Teradyne Consolidated Total Debt on such day to (b) Teradyne Consolidated EBITDA for the 12 (twelve-month) period ending on such date;

•

“Teradyne Consolidated Total Debt” shall mean, at any date, (a) the aggregate principal amount of all Indebtedness of Teradyne Inc. and its Affiliates at such date, minus (b) unencumbered domestic cash and cash equivalents of Teradyne Inc. and its Affiliates, determined on a consolidated basis, that would be required to be shown as cash and cash equivalents on a balance sheet of Teradyne Inc. prepared in accordance with US GAAP, in each case other than US SERP 401(k) cash, cash equivalents and marketable securities, US SERP defined benefit plan cash, cash equivalents and marketable securities, all other domestic cash, cash equivalents and marketable securities related to any other defined benefit or retirement plan administered by Teradyne Inc. or any of its Affiliates, but with the express exclusion, for the sake of clarity, of Indebtedness incurred in connection with financing a transaction or series of related transactions for the purposes of acquiring (i) all or substantially all of the assets of a Person, or of all or a substantially all of any business or division of a Person, or (ii) a stake higher than 50% (fifty percent) of the equity interests of any Person;

•

“Transfer” shall mean any sale, contribution, assignment, usufructus, pledge or encumbrance (if with assignment of voting rights) or other form of total or partial disposal (including by way of merger or de-merger), in any condition and at whatever title, in exchange for a (monetary and/or non-monetary) consideration, singularly (a titolo particolare) or in pool with other assets (a titolo universale), as well as any gratuitous transfer and/or donation or equivalent form of disposal, of Securities; and the word “to Transfer” and any declination thereof are construed accordingly.

5	DURATION

5.1

Without prejudice to Paragraph 5.3 of this Annex A, the provisions of this Annex A (other than those of Article 4) come into force on the Closing Date and remains in full force and effect until the earlier of:

(i)

the date on which Teradyne International (directly or through any of its Affiliates) ceases to hold a number of Shares representing, in the aggregate, a percentage of the share capital of Technoprobe at least equal to the Relevant Threshold (to be calculated in accordance with Paragraph 2.3.2 of this Annex A);

(ii)	a mutual agreement in writing between Teradyne International and T-PLUS; and

(iii)	the 3rd (third) anniversary from the Closing Date.

5.2	The provisions of Article 4 come into force on the Closing Date and remain in full force and effect until the expiry of the Lock-up Period.

5.3

If expired pursuant to Paragraph 5.1(iii) of this Annex A, the provisions of this Annex A (other than those of Article 4) shall be automatically renewed for further additional periods of 3 (three) years each, unless terminated by any of T-PLUS or Teradyne International by means of a written notice (the “Notice of Termination”) to be sent to the other party at least 6 (six) months before the expiry of the 3 (three)-year term (the “Notice Period”).

5.4

If either of T-PLUS or the Investor intends to serve a Notice of Termination within the Notice Period, it shall notify in writing the other party, at least 2 (two) months prior to the commencement of the Notice Period, of its intention to serve a Notice of Termination pursuant to Paragraph 5.3 of this Annex A. Thereafter, senior representatives of each of T-PLUS and the Investor shall (a) meet to consult on the reasons why any of them intends to give notice of termination of the provisions of this Annex A and (b) discuss in good faith in order to reach an agreement on either the renewal or on possible amendments to the provisions of this Annex A which would be necessary or appropriate to better reflect the relationship between T-PLUS and the Investor, as shareholders of Technophobe, at that point in time. It is in any case understood that: (i) the 2 (two)-month deadline for delivery the written notice referred to in this Paragraph 5.4 is not set under penalty of forfeiture, and (ii) if, after having discussed in good faith, T-PLUS or the Investor are unable to reach an agreement on the renewal of the provisions of this Annex A pursuant to Paragraph 5.3 of this Annex A, or on any potential amendments thereto, either of the two parties shall be free to serve a Notice of Termination to the other party in the Notice Period.

5.5

The termination of the provisions set forth in this Annex A shall be without prejudice to the rights, obligations or liabilities of either of Teradyne International and T-PLUS which have been accrued or arisen prior to such termination.

***

If the foregoing correctly reflects our mutual understandings, we kindly ask you to reproduce the full text of this proposal of Investment Agreement (including the Annex thereto) and send it back to us duly executed in sign of full and unconditional acceptance

Technoprobe S.p.A. —————————————— Name: Stefano Felici Title: Chief Executive Officer

T-PLUS S.p.A. —————————————— Name: Cristiano Alessandro Crippa Title: Executive Vice President of the Board of Directors